U.S. Securities and Exchange Commission

                             Washington, D.C. 20549



                                 AMENDMENT NO. 2
                                     TO THE
                                   FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           PEREGRINE INDUSTRIES, INC.
                           --------------------------
                 (Name of Small Business Issuer in its charter)



                   FLORIDA                            65-0611007
                   -------                            ----------
         (State of incorporation)        (I.R.S. Employer Identification No.)



746 South Military Trail,
DEERFIELD BEACH, FL                                                    33442
-------------------                                                    -----
(Address of principal executive offices)                             (Zip Code)


Issuer's Telephone Number:    (954) 725-8041
                              --------------

Securities to be registered pursuant to 12(b) of the Act:     NONE
                                                              ----

Securities to be registered pursuant to 12(g) of the Act:

                         COMMON STOCK $.0001 PAR VALUE
                         -----------------------------
                                (Title of Class)



                                 Page 1 of pages 27
                           Exhibit Index begin page 26

                                TABLE OF CONTENTS
                                                                                   PAGE NO.
                                                                                   --------
PART I

Item 1.  Description of Business                                                       1

Item 2.  Management's Discussion and Analysis or
         Plan of Operation                                                             7

Item 3.  Description of Property                                                      12

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management                                                        13

Item 5.  Directors, Executive Officers, Promoters and Control Persons                 14

Item 6.  Executive Compensation                                                       16

Item 7.  Certain Relationships and Related Transactions                               21

Item 8.  Description of Securities                                                    22

PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters                                  23

Item 2.  Legal Proceedings                                                            24

Item 3.  Changes in and Disagreements with Accountants                                24

Item 4.  Recent Sales of Unregistered Securities                                      24

Item 5.  Indemnification of Directors and Officers                                    24

PART FS

         Financial Statements                                                         25

PART III

Item 1.  Index to Exhibits                                                            26

Signature                                                                             27

         This discussion in this Registration Statement regarding the Company and its business and operations contains "forward-looking statements." These forward-looking statements use words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements. These statements are based on the Company's beliefs, as well as assumptions the Company has used based upon information currently available to it. Because these statements reflect the Company's current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. A reader, whether investing in the Company's securities or not, should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General

         Peregrine Industries, Inc. (the "Company") designs and manufactures heat pump pool heaters, residential air conditioners and parallel flow coils for the heating, ventilation and air conditioning (HVAC) industry. The Company's current customer base includes companies in the United States, Canada, South America, Europe and Africa.

         The Company was formed under the laws of the State of Florida in October 1995. Our Canadian operations are conducted through our subsidiary Thermopompe Peregrine Heat Pump ("Peregrine Canada"), a Quebec corporation. In June 1998 the Company formed a wholly-owned subsidiary, Peregrine Global, Inc. ("Peregrine Global"), a Virgin Islands corporation. Peregrine Global, a foreign sales corporation, was formed to take advantage of more favorable income tax rates on profits generated from export sales. In September 1998 the Company formed Alcool, Inc. ("Alcool"), an Alabama corporation and a wholly-owned subsidiary of the Company. Alcool was formed to manufacture the Company's parallel flow coils. When used herein, the "Company" shall include Peregrine Industries, Inc. and its subsidiaries Peregrine Canada, Alcool and Peregrine Global.

         The Company's fiscal year end is September 30 and its executive offices are located at 746 South Military Trail, Deerfield Beach, Florida 33442. The Company's telephone number is 954-725-8041.

Products

Pool Heaters

         The Company is the designer and manufacturer of a complete line of performance heat pump pool heaters whose standard features include micro-processor digital controls, a dual thermostat and automatic pool pump management. The Company distributes these products under private labels of certain of its wholesale customers, as well as under the Company's brand name Smartemp(TM).

         The Company is also the designer and manufacturer of the Smartemp Plus(TM), an all-in-one, complete environmental control system. This single unit heat pump functions as a residential air conditioner, hot water heater and swimming pool heater. Smartemp Plus(TM) uses a micro-processor to manage the operation and energy use of the air conditioner, pool heater and water heater, as well as the pool filtration system. The unit components can also be programmed to function independently, thus providing year round usage in a variety of climates.

         Both the Smartemp (TM) and Smartemp Plus (TM) units have been certified by Applied Research Laboratories, a nationally recognized independent testing facility, and meet the seasonal energy efficiency requirements (SEER) of the National Appliance Energy Conservation Act of 1987.

Residential Air Conditioners


         The Company is the designer and manufacturer of two residential central air conditioning systems, the Seaire(TM) and the MicroCool. The design of pool heaters and air conditioners is similar in that both use the common technology of heat transfer through evaporating and condensing coils. The Company began research and development activities on air conditioning products in early 1998 as a result of product inquiries from its customers seeking a low cost, high efficiency air conditioner. The Company introduced its residential central air conditioning systems in May 1999. Management of the Company believes the Seaire(TM) is more compact that other models on the market as a result of the incorporation of the Company's parallel flow coil. In management's opinion, the Seaire(TM) is more efficient than any other central air conditioning system currently on the market, with SEER ratings of approximately 16, as compared to an industry average of 12. The SEER rating gives an indication of the performance efficiency of the system. The higher the SEER rating, the more efficient the unit. The more efficient the unit, the lower the operating costs.


Parallel Flow Coil

         The Company designed and manufactures a propriety parallel flow coil which is incorporated into the Company's products. The architecture of the new coil allows more primary surface contact with the air while the secondary surface, with shorter metallurgically bonded fins, allows for an even and flat temperature gradient across the coil compared with round tube and fin coils. The even and flat temperature gradient allows for a substantial increase (up to 30% to 40%) in latent heat removal and an increase in evaporating temperature to as high as 50 degrees. This technology lowers indoor humidity and energy consumption.

Manufacturing and Distribution

         The Company manufactures its pool heaters, environmental control systems and residential air conditioners at its Deerfield Beach, Florida location, and its parallel flow coil at its Montgomery, Alabama location. The Company's manufacturing process relies on the purchase of certain components from a variety of third party suppliers and in-house fabrication of the balance of the components used in the manufacture of the Company's products. Other than the micro-processors which are incorporated into the Company's products, the Company has secured multiple sources at competitive prices for components purchased from third party suppliers. The Company is reliant, however, on Viconics, Inc., a single third-party source, for the micro-processors which are contained in the Smartemp (TM) and Smartemp Plus (TM) products. The Company believes it will establish a second source for these micro-processors, at substantially the same terms and conditions, by the end of fiscal 2000.


         The Company' products are distributed on a wholesale basis. Wholesale prices for the Company's pool heaters range between approximately $1,305 to approximately $2,370, and wholesale prices for its residential central air conditioning systems range from approximately $670 to approximately $1,450. The Company averages approximately 30% gross profit on its products. Credit risk of certain foreign customers is minimized through the purchase of insurance policies covering the accounts receivables. See Part FS - Financial Statements.

         The Company historically has had two customers which have accounted for a significant portion of its sales. The following table provides information on the amount of sales to these two customers for the period indicated, and the percentage such sales represent to the Company's revenues for such period.

                                                                   YEAR ENDED
                                                                  SEPTEMBER 30,
                                                                  -------------
                                                       1998                             1997
                                                       ----                             ----
                                              Amount          %                   Amount          %
                                              ------         ---                  ------         ---
Heliotek Maguinas E                         $2,916,000        35%               $2,743,000       47%
R&D Technology                              $3,000,000        36%               $1,868,000       32%


                                                              NINE MONTHS ENDED
                                                                    JUNE 30,
                                                                    --------
                                                       1999                             1998
                                                       ----                             ----
                                                                    (unaudited)
                                              Amount          %                   Amount          %
                                              ------         ---                  ------         ---

Heliotek Maguinas E                         $  982,000        19%               $2,242,000       35%
R&D Technology                              $2,775,000        51%               $2,564,000       40%

         Management of the Company will continue its efforts begun in fiscal 1998 to broaden its revenue base so as to minimize the Company's historical dependence upon these two customers. These efforts included expanding the number of distributors for the Company's products. The Company's targets for this desired expansion included companies with nationwide distribution channels. Since September 1999 the Company has been successful in establishing relationships with three distributors, each of which have either nationwide or regional distribution channels. However, as these relationships have just been established, and these distributions have no contractual requirement to purchase any products from the Company, there can be no assurances management's efforts will be successful. Until management has been successful in its efforts, of which there can be no assurance, the loss of one or more of these customers could have a material adverse effect on the business and operations of the Company until replacement customers are secured, of which there can be no assurances.


         To date, all parallel flow coils manufactured by the Company have been incorporated into the Company's products. During fiscal 2000 the Company anticipates that it will begin marketing and selling these coils to other manufacturers in the HVAC industry. Management of the Company cannot anticipate, as of the date hereof, the degree of success, if any, the Company will meet with in this area.

Product Service and Warranty


         The Company's products are serviced and repaired by the distributors who purchase the products from the Company. The Company offers a 12-60 month warranty on its products. To date, the Company has experienced minimal warranty expenses; however, as a result of the relatively short history of the Company, it is unable to accurately forecast warranty costs in the future. Since inception, the Company has estimated its warranty expenses based upon an internal review of its actual historical warranty costs. These reserves are adjusted on a quarterly basis based upon actual warranty expense during the prior periods, the total number of units sold to date by the Company, and as well as increases in reserves with the introduction of new products . The following table sets forth the warranty reserves for the periods indicated

Warranty reserve balance at September 30, 1997           $56,907
Warranty expenses during fiscal 1998                     $66,468
Increases in warranty reserves during fiscal 1998        $81,339
Warranty reserve balance at September 30, 1998           $71,778
Warranty expenses for nine months ended
  June 30, 1998                                          $82,273
Increase in warranty reserves for nine months
  ended June 30, 1999                                    $46,509
Warranty reserve balance at June 30, 1999                $36,014


         There can be no assurances that any reserves the Company may make for future warranty costs will be adequate.

Industrial Development Bond

         In March 1999, in connection with the establishment of the Company's Montgomery, Alabama manufacturing facility, the Industrial Development Board of the City of Montgomery, Alabama issued $2,460,000 aggregate principal amount of

Variable/Fixed Rate Industrial Development Bonds, Series 1999 (the "Bonds"). The proceeds form the Bonds were used by the Company for long-term financing for the acquisition of production equipment for Alcool, and for the partial repayment of a commercial term loan. The Bonds were issued under a Trust Indenture dated February 1, 1999 and maturing on February 1, 2007. Interest is payable monthly at a variable weekly rate based on the average rate for similar issued as determined by the remarketing agent. The rate at August 30, 1999 was 3.45%.

         As collateral for the Bonds, the Company executed a Mortgage Security Agreement and Assignment of Rents and Leases in favor of the bank, whereby the bank was granted a mortgage on and a security interest in the Alcool production equipment and an assignment of the interest of Alcool under its lease agreement for its principal facilities in Montgomery, Alabama. The Bonds are also backed by a letter of credit with an original amount of $2,503,809 issued by SouthTrust Bank, N.A. which expires on February 15, 2007, subject to an earlier expiration as set forth in the letter of credit. Mr. Merrill A. Yarbrough, the Company's President and CEO, individually guaranteed the Bonds and assigned a key man life insurance policy in the amount $1,000,000. Peregrine Global issued a corporate guarantee dated February 1, 1999.

         Merchant Capital, L.L.C., an NASD member firm, is the remarketing agent for the Bonds. The Company is required to maintain certain financial ratios while the Bonds remain outstanding, including fixed ratio coverage of 1.25:1 and debt to tangible ratio coverage of 2:1. At June 30, 1999 the Company was in default in certain of these ratios. As a result of such default, the Trustee has the right to call the Bonds for redemption. See Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operations and Part F/S, Financial Statements.

         The Company has further agreed to limit its capital expenditures outside the United States to a maximum of $75,000 per year and to require its customers (excluding Canadian customers) to tender payment in United States Dollars. Finally, during the period in which the Bonds are outstanding, Mr. Yarbrough must retain at least 51% ownership interest in the Company.

Government Regulation


         The Company is subject to regulations promulgated under the National Appliance Energy Conservation Act of 1987, as amended, and various state regulations concerning the energy efficiency of its products. All of the Company's products comply with the National Appliance Energy Conservation Act of 1987. The Company does not believe that such regulations will have a material adverse effect on its business.


         Environmental laws that affect or could affect the Company's operations include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and regulations promulgated under these acts, and various other Federal, state and local laws and regulations governing environmental matters. The Company believes it is in substantial compliance with such existing environmental laws and regulations.

Competition

         The markets in which the Company does business are extremely competitive and are dominated by companies with established brand recognition and who have a longer history of operations and are better capitalized than the Company. In particular, the Company competes against a variety of swimming pool heat pump manufacturers and against numerous manufacturers of residential central air conditioning systems including, but not limited to, York, Rheem, Carrier and Lennox. Management believes the Company holds a competitive advantage based upon the superior operating results of its products and the incorporation of the Company's parallel flow coil into its products. There are no assurances, however, that management's belief is correct. In addition, if the Company is successful in marketing its parallel flow coil to other HVAC manufacturers for incorporation into their products, the Company may lose a portion of the competitive advantage it now holds. Ultimately, there can be no assurance whatsoever that the Company will ever effectively compete in its target markets.

Research and Development

         The Company conducts on-going research and development for its existing product to reduce manufacturing costs and increase product efficiency, as well as research and development of new products. For the fiscal years ended September 30, 1998 and 1997, the Company expended approximately $200,000 and $105,400, respectively, in research and development costs. For the nine month period ended June 30, 1999, the Company expended approximately $227,428 in research and development costs related to the development of the Company's new coil for the HVAC industry. See Part FS - Financial Statements.

Intellectual Property Rights

         The Company holds a United States patent (patent number 5,802,864) on the heat exchanger and heat transfer system which are the basis for the Smartemp(TM) and Smartemp(TM) Plus products, which such patent was issued on September 8, 1998. Although the Company has not secured registration of all of its marks, it has made application to the United States Patent and Trademark Office for a trademarks on the names " Smartemp", "Smartemp Plus" and "Seaire" and for a patent on the parallel flow coil for the HVAC industry. The laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in foreign jurisdictions. In general, there can be no assurance that the Company's efforts to protect its intellectual property rights through patent, copyright, trademark and trade secret laws will be effective to prevent misappropriation of our intellectual property. Any failure or inability by the Company to protect its proprietary rights could materially adversely effect its business, financial condition, and results of operations by lessening the value of the intellectual property and possibly increasing competition.

Employees

         The Company currently has 35 full time employees, of which eight are managerial or administrative personnel and 27 are production/assembly personnel. The Company has no part-time employees. None of the Company's employees are represented by a labor union, and it is not governed by any collective bargaining agreements. Management believes its relationship with its employees is good. As the Company expands its operations, it will become necessary for the Company to increase its employee base. The Company faces a competitive environment in the hiring of qualified employees. As a result, the Company may encounter certain difficulties in expanding its labor force.

Availability of Additional Information

         This Registration Statement, as filed by the Company, can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Registration Statement is also available to the public from commercial document retrieval services or via EDGAR on the Commission's Web site at www.sec.gov.

         Prior to the effective date of this Registration Statement, the Company was not subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and did not file quarterly and annual reports with the Commission. Commencing with the quarterly report for the period ending [ , 1999], the Company will file these and other reports with the Commission. These reports can be accessed via EDGAR at the Commission's Web site, www.sec.gov. In addition, the Company will furnish its shareholders with annual reports containing audited financial statements and may distribute quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Fiscal Year Ended September 30

Results of Operations

         The Company reported an increase of approximately 43% in net sales for fiscal 1998 versus fiscal 1997 as a result of what management believes to be development of the Company's brand and the operating performance of its products. Cost of sales as a percentage of net sales for fiscal 1998 declined approximately 10% as a result of manufacturing costs improvements, and volume purchasing of parts and components. The Company reported an increase of approximately $376,858, or approximately 65%, in general and administrative expenses. This increase was attributable to an increase in staffing to meet growth needs, and participation at industry trade shows and similar marketing activities undertaken by the Company to increase market awareness of its products. During fiscal 1998 the Company reported a loss of $30,258 on foreign currency transactions. The Company continues to be subject to foreign currency translation and transaction gains or losses. Lastly, the Company made a provision for income taxes of $184,000 during fiscal 1998, when it made no such provision for fiscal 1997, as a result of the conversion from an S corporation to a C corporation effective April 1, 1998.


Liquidity and Capital Resources

         The Company's working capital increased $765,018 at September 30, 1998 from September 30, 1997, which such increase is primarily attributable to the Company's use of the proceeds it received in April 1998 from a private placement of its Common Stock. See Part II - Item. 4 Recent Sales of Unregistered Securities. In September 1998 the Company entered into a line of credit with a commercial bank for $1,000,000 which is collateralized by accounts receivable, inventory, property and equipment. This line of credit is also personally guaranteed by Mr. Yarbrough, the Company's Chairman and Chief Executive Officer. At September 30, 1998 the Company had a liability of $690,000 under this line of credit, which such amount were used by the Company for general working capital. See Part I - Item 7. Certain Relationships and Related Transactions and Part FS Financial Statements.


         Net cash used by operating activities for the year ended September 30, 1998 was $389,000 compared to net cash provided by operating activities of $132,000 for the year ended September, 1997. This decrease was primarily attributable to increases in accounts receivable and inventories attendant to the Company's growth and product diversification. Net cash used for investing activities for the year ended September 30, 1998 was $412,000 compared to $142,000 for the year ended September 30, 1997. The increase was primarily attributable to an increase in production and the establishment of the Company's Alcool facility in Alabama. $844,000 was provided by financing activities, including proceeds from the sale of securities and the establishment of a line of credit with a commercial bank, during the year ended September 30, 1998 as compared to $12,000 during the year ended September 30, 1997.


Nine Months Ended June 30

Results of Operations

         Revenues for the nine months ended June 30, 1999 decreased approximately 15% from the comparable period in fiscal 1998. This reduction is attributable to:

         * a decrease of approximately 47% in orders from the Company's Brazilian customers from the comparable period in fiscal 1998. This decrease is the result of generally adverse economic conditions affecting in that country,

         * a decrease of approximately 28% in shipments to the Company's Canadian customers from the comparable period in fiscal 1998. This decrease is related to the Company's inability to fill orders stemming from production delays during the start-up of its Alabama facility,

         * the delay in the Company's delivery of orders to its other customers which was the result of delays in the start-up of the product manufacturing in Alabama for the Company's new parallel flow coil.


         At June 30, 1999 the Company had unfilled orders for approximately 300 of its pool heaters. These orders were from the Company's established customer base. The Company had no unfilled orders at June 30, 1998, nor September 30, 1998 or 1997, other than orders being processed under the normal shipping schedule. While the pool heaters were eventually shipped subsequent to June 30, 1999, the delay in shipping the product resulted in reduced revenues for the period June 30, 1999. Assuming that the Company had been able to deliver this product on a timely basis, its sales to one of its domestic customers, which was approximately 14% higher for the nine months ended June 30, 1999 from the comparable period in fiscal 1998, would have been approximately 25% higher for the nine months ended June 30, 1999 from the nine months ended June 30, 1998. As of July 1, 1999, the Company had resolved the initial difficulties encountered in its Montgomery, Alabama facility and the facility is producing the parallel flow coils according to the production schedule. Accordingly, management believes the Company will begin to report quarterly increases in revenues with the period beginning October 1,1999.


         General and administrative expenses increased approximately 51% for the nine months ended June 30, 1999 from the comparable period in fiscal 1998 as a result of increased marketing costs associated with introduction of the Company's new products (approximately $150,000) and costs associated with an expansion of the Company's infrastructure in anticipation of introduction of the Company's new parallel flow coil and the residential central air conditioning systems. Management anticipates the Company will continue to incur additional general and administrative expenses during the balance of fiscal 1999 and into fiscal 2000.

         Research and development expenses for the nine months ended June 30, 1999 were attributable to costs associated with the parallel flow coil and the new heat exchanger. As the Company continues to develop new products, management anticipates the Company will continue to incur research and development costs; however, as the majority of the current product development has been completed, management does not anticipate any significant additional expenses through the balance of fiscal 1999.

         Approximately 20% of the pre-operating costs of new product lines was attributable to the Company's new line of residential air conditioners, with the balance attributable to the expansion of its operations through the Alcool subsidiary. The Company did not have comparable costs in fiscal 1998. Depreciation and amortization increased approximately 412% for the nine months ended June 30, 1999 over the comparable period in fiscal 1998 as a result of the establishment of Alcool's operations. Likewise, interest expense increased approximately 838% for the nine months ended June 30, 1999 versus the nine months ended June 30, 1998 primarily as a result of costs associated with the Bonds. With the opening of Alcool's manufacturing facility, and the beginning of production of the Company's parallel flow coil, in fiscal 1999 the Company has begun generating revenue from the sale of scrap aluminum which is a by-product of the manufacturing process. While the Company anticipates it will continue to report other income from the sale of scrap aluminum, it anticipates the amount will decline with an increase in manufacturing efficiencies at the Alabama plant.

Liquidity and Capital Resources


         Net cash provided by operating activities for the nine months ended June 30, 1999 was $348,000 compared to net cash used by operating activities of $33,000 for the nine months ended June 30, 1998. This increase was primarily attributable to changes in working capital related to start-up cost at the Company's Alcool facility. Net cash used for investing activities for the nine months ended June 30, 1999 was $2,623,000 compared to $362,000 for the nine months ended June 30, 1998. The increase was attributable to the establishment of the Company's Alcool facility in Alabama. Net cash provided by financing activities for the nine months ended June 30, 1999 was $2,754,000 as compared to $770,000 for the nine months ended June 30, 1998. This increase was attributable to proceeds the Company received from the Bonds, as well as funds available from the Company's credit line.

         The Company reduced its warranty reserve by approximately 50% at June 30, 1999 from September 30, 1998. This reduction in warranty reserve was made prior to the introduction of the Company's new products. The decision to make the reduction was based upon an internal review by the Company of its actual warranty costs, after which it was determined that the warranty reverse account was overstated. Subsequent to June 30, 1999, and following the introduction by the Company of new products, the Company has increased its warranty reserve to approximately $70,000 at September 30, 1999. The Company believes its warranty reserve at June 30, 1999 was sufficient in view of historical warranty expenses to date, and the number of units subject to warranty claims.

         As described above, in connection with liabilities associated with the Bonds, the Company is required to maintain certain financial ratios. Likewise, the Company is required to maintain certain financial ratios in connection with a commercial term loan in the original principal amount of $1,500,000 which was incurred in connection with the establishment of the Alabama plant. The Company was in default of one of these covenants at June 30, 1999 in that it failed to maintain a debt service coverage ratio of 1.25. At June 30, 1999, the debt service coverage ratio was (4). The Company was unable to maintain the ratios established by the commercial loan as a result of initial difficulties incurred in commencing manufacturing at the new Alabama location. Once the Company was in default under the commercial loan, it became in default under the Bonds. As a result of these defaults, (i) the $2,460,000 principal amount of the Bonds and a portion of the bank term loan ($157,539) were reclassified from long term liabilities to short term liabilities, and (ii) the commercial lender may exercise its rights to declare all unmature obligations immediately due and payable. At September 28, 1999, the amount outstanding under the commercial term loan was approximately $88,834. As a result of these reclassifications, the Company has a working capital deficit of approximately $1,850,472 at June 30, 1999.

         The Company has participated in ongoing discussions with the lender and has been informally advised that the commercial bank does not presently intend to call the loan. The lender, however, has not consented to an amendment to the loan documents removing the ratio requirements. Based upon information known to management as of the date of this Registration Statement, management believes the Company will be in full compliance with the loan covenants on or before November 30, 1999. Management's belief is based upon the fact that the initial manufacturing difficulties being encountered at the Alcool facility were overcome in July 1999, and an internal analysis of the Company's shipments since June 30, 1999. In the event the lender chooses to enforce its rights and call the loan, the Company's business and operations will be materially and adversely impacted. The Company would be required to seek replacement financing for this loan. There are no assurances that such financing would be available to the Company. In this event, the Company would be required to consider any and all options available to it, including seeking protection under federal bankruptcy laws.

         As a result of the Company's default under the covenants of the commercial term loan, the trustee may exercise its rights to call the Bonds. While the Company does not believe it is likely the trustee would exercise its rights based upon informal conversations with the trustee, in that event the Company's business and operations would be materially and adversely impacted in that the Company would be required to seek a refinancing of the liabilities represented by the Bonds. There are no assurances the Company would be successful in such endeavor. In this event, the Company would be required to consider any and all options available to it, including seeking protection under federal bankruptcy laws. There are no assurances that the events described above concerning the bank term loan and/or the Bonds will not affect or impact the nature of the report to be issued by Company's independent auditors' on the financial statements for the year ended September 30, 1999. However, other facts and circumstances will be evaluated in this regard prior to the issuance of the report, including any financial commitments and renegotiated terms of the bank term loan and/or the Bonds, in conjunction with the preparation of the report by the Company's independent auditors.

         As described above, the Company entered into a line of credit arrangement with a bank for $1,000,000 in September 1998; at June 30, 1999 the amount outstanding to the bank was approximately $956,000. In October 1999 the expiration date of this credit line was extended to March 4, 2000 by the lender.


         The Company does not presently have any additional sources of working capital. The Company is in preliminary discussions with an investment banking regarding a private placement of the Company's securities. The Company has not reached a firm understanding with the investment banking firm and, as it is likely the private placement would be conducted on a "best efforts" basis, there can be no assurances that the Company will raise any additional capital in this contemplated private placement.

Year 2000 Compliance

         The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Year 2000 issue relates to whether computer systems will properly recognize and process information relating to dates in and after the year 2000. These systems could fail or produce erroneous results if they cannot adequately process dates beyond the year 1999, and are not corrected. Significant uncertainty exists in the software industry concerning the potential consequences that may result from the failure of software to adequately address the Year 2000 issue. The Company has reviewed all software and hardware used internally by it in all support systems to determine whether they are Year 2000 compliant. The software has already been upgraded by the manufacturer or was recently purchased and is Year 2000 compliant. We do not believe that the aggregate cost for the Year 2000 issue will be material. However, we cannot predict the effect of the Year 2000 issue on entities with which we transact business. While the Company does not believe any Year 2000 non-compliance by any entity with which it transacts business will have a material adverse affect on the Company, there can be no assurances.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company presently leases approximately 28,000 square feet of office/warehouse space in Deerfield Beach, Florida which houses the Company's principal executive offices and Florida manufacturing facilities. These facilities are covered under two separate lease agreements with an unaffiliated third party. The first lease, which expires in August 2003, covers approximately 16,000 square feet at a current annual rent of approximately $99,000 (including common area maintenance and other costs). The second lease, which expires in September 2003, covers approximately 12,000 square feet at an annual rent of approximately $80,436 (including common area maintenance and other costs).

         Alcool leases an additional approximately 81,358 square feet of office/warehouse space in Montgomery County, Alabama which houses the Company's Alabama manufacturing operations. The lease, which is with an unaffiliated third party and is guaranteed by the Company, expires in December 2003 and provides for annual rent of approximately $265,860. The annual rental is comprised of approximately $244,080 in base rent and approximately $21,780 in "additional rent", which such amount is to amortize lessor's cost of $146,373 for certain improvements made to the property at Alcool's request over a 10 year period, using an interest factor of 8.5%. The lease may be renewed at Alcool's option for an additional five year term at the rate of $280,680 per year in base rent, plus the approximate $21,780 annually in "additional rent." At the option of Alcool, the principal amount may be prepaid at any time during the term of the lease. If Alcool does not exercise its option to renew this lease for an additional five year term, upon expiration of the initial term Alcool shall be required to pay to the lessor $88,455 representing the then remaining principal amount of the additional rent.

         The Company's Canadian operations are conducted from a portion of the residence of its Canadian sales manager. The Company pays the normal operating costs associated with these operations, including telephone, postage and miscellaneous office expenses. The Company does not pay any rental or lease payments to its Canadian sales manager.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         As of September 28, 1999 there are 13,760,000 shares of Common Stock issued and outstanding and 133,663 shares of Series A 5% Cumulative Convertible Preferred Stock issued and outstanding. The Series A 5% Cumulative Convertible Preferred Stock, which carries no voting rights, is convertible into shares of Common Stock on a 1:1 basis. The following table sets forth, as of the close of business on September 28, 1999, (a) the name, address and number of shares of each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (b) the number of shares of Common Stock owned by each director and all officers and directors as a group, together with their respective percentage holdings of such shares, in both instances assuming that the Series A 5% Cumulative Convertible Preferred Stock had been converted into Common Stock at September 28, 1999. Except as otherwise specifically set forth herein, the following tables give no effect to the exercise of any outstanding stock options or the Placement Agent Warrants. See Part I - Item 7. Description of Securities. Unless otherwise indicated, the address for each person is 746 South Military Trail, Deerfield Beach, FL 33442

NAME AND                            AMOUNT OF                     PERCENTAGE
ADDRESS OF                          BENEFICIAL                    OF
OF BENEFICIAL OWNER                 OWNERSHIP OF STOCK            CLASS
-------------------                 ------------------            -----
Merrill A. Yarbrough and            8,776,618                     63.3%
Debra Zweig Yarbrough
Joint Tenants (1)(2)

Howard E. Cobb(1)(3)                    7,500                        *

Benjamin Swirsky (4)                   25,000                        *

Richard Szelewicki(1)(5)            1,935,397                     14.0%

Cameron Perkins(1)(6)                 977,699                      7.1%

Laura Perkins(1)(7)                   967,693                      7.0%

All Executive Officers
and Directors as a Group
(three people)(1)(2)(3)(4)          8,809,118                     63.4%

----------
*        represents less than 1%

(1) In connection with the Company's 1998 private placement, all shareholders of the Company prior to such transaction delivered "lock-up" letters to the Noble International Investments, Inc. ("Noble"), an NASD member firm which acted as the Company's placement agent, irrevocably agreeing that such shareholder would not, directly or indirectly, exercise, issue, sell, offer, contract to sell, or make any short sale, pledge, grant any option to purchase, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of

         (whether pursuant to Rule 144 of the General Rules and Regulations under the Securities Act or otherwise) any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any other rights to purchase or acquire Common Stock the 24 month-period ending on May 6, 2000, without the prior written consent of Noble. Noble has advised the Company that it does not have a general policy with respect to the release of shares prior to the expiration of a lock-up period.

(2) Includes (i) vested NSO options to purchase 15,000 shares of Common Stock at $1.00 per share pursuant to the Company's 1998 Stock Option Plan held by Mr. Yarbrough, (ii) 3,750 vested ISO option to purchase 3,750 shares of Common Stock at $1.00 per share pursuant to the Company's 1998 Stock Option Plan held by Mrs. Yarbrough and (iii) 87,868 shares of Series A Preferred held by Mr. and Mrs. Yarbrough which are convertible into 87,868 shares of Common Stock. Does not include granted but unvested options held by either Mr. or Mrs. Yarbrough nor the Executive Stock Options which may be earned by Mr. Yarbrough pursuant to his employment agreement. See Part I - Item 6. Executive Compensation and Part I - Item 7. Certain Relationships and Related Transactions. Mr. and Mrs. Yarbrough are husband and wife.

(3) Includes vested ISO options to purchase 7,500 shares of Common Stock at $1.00 per share pursuant to the Company's 1998 Stock Option Plan, but excludes granted but unvested options. See Part I - Item 6.
         Executive Compensation.

(4) Includes vested NSO options to purchase 25,000 shares of Common Stock at $1.00 per share pursuant to the Company's 1998 Stock Option Plan. See Part I - Item 6. Executive Compensation - Directors Compensation. Mr. Swirsky's address is 350 Fairlawn Avenue, Toronto, Ontario, Canada.

(5) Includes 22,897 shares of Series A Preferred Stock which is convertible into 22,897 shares of Common Stock. See Part I - Item 7. Certain Relationships and Related Transactions. Mr. Szelewicki's address is 22384 Siesta Key Drive, Boca Raton, Florida 33428.

(6) Includes 11,449 shares of Series A Preferred Stock which is convertible into 11,449 shares of Common Stock. See Part I - Item 7. Certain Relationships and Related Transactions. Mr. Perkins' address is 5801 NE 14 Way, Fort Lauderdale, Florida 33334.

(7) Includes 11,449 shares of Series A Preferred Stock which is convertible into 11,449 shares of Common Stock. See Part I - Item 7. Certain Relationships and Related Transactions. Ms. Perkins' address is 2779 Arrandale Lane, Sun Valley, California 93063..

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.



NAME                                AGE                                 POSITION
----                                ---                                 --------
Merrill A. Yarbrough                56               President, Chief Executive Officer and Chairman of the Board

Howard E. Cobb                      72               Chief Financial Officer, Treasurer and Director

Benjamin Swirksy                    57               Director

         MERRILL A. YARBROUGH. Mr. Yarbrough has been President, Chief Executive Officer and Chairman of the Board of the Company since its formation. Mr. Yarbrough was also founder and President of Alternative Energy Systems, Inc., a pool heater sales and installation company from its formation in 1987 until August 1995. See "Certain Relationships and Related Transactions." Prior to founding the Company in 1995, for approximately 15 years, Mr. Yarbrough was involved in the sales, service and installation in the heating, ventilation and air conditioning industry, primarily involving central air conditioning systems, heat pump pool heaters, solar pool heaters and residential water heaters. Mr. Yarbrough received a B.B.A. from the University of Miami.

         HOWARD E. COBB. Mr. Cobb has been Chief Financial Officer, Treasurer and a director of the Company since October 1996. Mr. Cobb first joined the Company in December 1995 as its Comptroller. Prior to joining the Company, from March 1993 until December 1995, Mr. Cobb was self employed as a financial consultant. Mr. Cobb has held senior financial management positions in the high-technology operations of General Motors and International Telephone and Telegraph. Mr. Cobb received a B.S. in Business Administration from West Virginia Tech and has served as an officer in a chapter of Financial Executives Institute.

         BENJAMIN SWIRSKY. Mr. Swirsky has been a member of the Board of Directors since October 1998 and serves on the Audit and Compensation Committees of the Board of Directors. Since June 1998 Mr. Swirsky has been Chairman and CEO of Nextel Group, Inc., a telecommunications company which is a subsidiary of Easy Access, Inc., a publicly-traded company (OTCBB: EZZZ). From June 1993 until January 1998, Mr. Swirsky was President and Chief Executive Officer of Slater Steel, Inc., a publicly traded company listed on the Toronto Stock Exchange
(SSI) with investments in the steel, steel service, forging, pole-line hardware and trucking industries. Mr. Swirsky is also a member of the Board of Directors of the Four Seasons Hotel Corp., a chain of first class hotels located throughout the world, and serves on the Audit, Compensation and Governance committees of the Board. Mr. Swirsky also sits on the Board of Directors of a number of other companies, including (i) PC DOCS Group International Inc., a Canadian publicly-traded company (Nasdaq: DOCSF, TSE: DXX) where he currently serves as Chairman, (ii) CamVec Corp., a Canadian publicly-traded company (CAT.CV), (iii) MigraTEC Inc., a publicly-traded company (Nasdaq: MIGR) where he currently serves as Chairman, (iv) Easy Access, Inc., a publicly traded company listed on the OTC Bulletin Board (OTCBB: EZZZ), in which he is also a principal shareholder, (iv) Commercial Alcohols, Inc., in which he is also a principal shareholder, (v) Bee Line Monorail Systems, Inc. and (vi) Visual Data Corporation (Nasdaq NMS: VDAT).

ITEM 6.  EXECUTIVE COMPENSATION

Cash Compensation

         The following table summarizes all compensation recorded by the Company in each of the last three fiscal years for the Company's Chief Executive Officer and each other executive officers serving as such whose annual compensation exceeded $100,000.

                                                                                                  LONG - TERM
                                      ANNUAL COMPENSATION                                    COMPENSATION AWARDS
                                      -------------------                                    -------------------

NAME AND                                                       OTHER ANNUAL      RESTRICTED     OPTIONS/             ALL OTHER
PRINCIPAL POSITION         YEAR     SALARY            BONUS    COMPENSATION       STK AWDS      SARS(#)      LTIP     COMPEN.
------------------         ----     ------            -----    ------------       --------      -------      ----     -------
Merrill A. Yarbrough       1998     $  105,850         $0          $0               0             20,000(1)   0        0
President, Chief           1997     $   67,187(2)      $0          $0               0                  0      0        0
Executive Officer,         1996     $   40,500(2)      $0          $0               0                  0      0        0
Chairman

----------

(1) Excludes unvested options which may be granted pursuant to his Employment Agreement. See "Employment Agreements" and "Stock Option Plan" below.

(2) Prior to January 1997, all compensation received by Mr. Yarbrough was pursuant to management fees paid by the Company to Alternative Energy, Inc., a Florida corporation of which Mr. Yarbrough is the beneficial owner.

                 OPTION GRANTS IN YEAR ENDED SEPTEMBER 30, 1998

                                                               INDIVIDUAL GRANTS
                                                               -----------------

                           NO. OF SECURITIES         % OF TOTAL OPTIONS
                           UNDERLYING                GRANTED TO EMPLOYEES     EXERCISE     EXPIRATION
NAME                       OPTIONS GRANTED           IN FISCAL YEAR           PRICE        DATE
----                       ---------------           --------------           -----        ----
Merrill A. Yarbrough,
President, Chief
Executive Officer
and Chairman                 20,000(1)               30.1%                      $1.00       5-1-02

Howard E. Cobb,
Chief Financial
Officers, Treasurer
and Director                 10,000(2)               15.4%                      $1.00       5-1-02

----------

(1) Excludes options which may be granted under the Company's 1998 Stock Option Plan providing Mr. Yarbrough remains an employee of the Company or options which may be granted pursuant to his Employment Agreement. See "Employment Agreements" and "Stock Option Plan" below.

(2) Excludes options which may be granted under the Company's 1998 Stock Option Plan providing Mr. Cobb remains an employee of the Company. See "Employment Agreements" below.


           AGGREGATE OPTION EXERCISES IN YEAR ENDED SEPTEMBER 30, 1998
                           AND YEAR-END OPTION VALUES

                                                         NO. OF SECURITIES
                                                        UNDERLYING OPTIONS                VALUE OF UNEXERCISED
                         SHARES                            OPTIONS AT                   IN-THE-MONEY OPTIONS AT
                       ACQUIRED ON     VALUE            SEPTEMBER 30, 1998                SEPTEMBER 30, 1998(1)
NAME                    EXERCISE     REALIZED     EXERCISABLE      UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
----                    --------     --------     -----------      -------------      -----------    -------------
Merrill A. Yarbrough
President, Chief
Executive Officer,
and Director               0           n/a           20,000            10,000           $28,000          $14,000

Howard E. Cobb,
Chief Financial
Officer, Treasurer
and Director               0           n/a           10,000            10,000           $14,000         $14,000

----------
(1) The dollar value of the unexercised in-the-money options is calculated based upon the difference between the option exercise price of $1.00 per share and $2.40 per share, being the closing price of the Company's Common Stock on September 30, 1998 as reported NASD OTC Bulletin Board.

Employment Agreements

Merrill A. Yarbrough

         Effective April 30, 1998 the Company entered into a three year employment agreement with Merrill A. Yarbrough, the Company's Chief Executive Officer, President and Chairman of the Board of Directors. The terms of this agreement, which is renewable for additional one year terms at the Company's option, provides for an annual base salary of $145,000 (as adjusted), which such amount may be increased by vote of the Board of Directors (with Mr. Yarbrough abstaining) in the event of a material change in the scope of his duties as a result of a significant expansion of the Company's business and operations, a material diversification of the Company's business activities, one or more acquisitions or other similar long-term, permanent occurrences which would result in Mr. Yarbrough undertaking additional responsibilities. The agreement also provide, among other things, for (i) participation in any profit-sharing or retirement plan and in other employee benefits applicable to employees and executives of the Company, (ii) an automobile allowance and fringe benefits commensurate with the duties and responsibilities of Mr. Yarbrough, and (iii) benefits in the event of disability and contain certain non-disclosure and non-competition provisions.

         Under the agreement, Mr. Yarbrough was granted 20,000 four year NSO options under the Company's 1998 Stock Option Plan to purchase shares of the Company's Common Stock at $1.00 per share, which such options vested 10,000 options on May 1, 1998, 5,000 option on May 1, 1999 and the remaining 5,000 options vest on May 1, 2000. Under the terms of the agreement, on May 1, 1999, he was granted an additional 10,000 five year NSO options, exercisable at $4.00 per share, being fair market value on the date of grant, and vesting in equal thirds on each of May 1, 2000, 2001 and 2002. Likewise, providing Mr. Yarbrough remains an employee of the Company on May 1, 2000, he will be entitled to be granted an additional 10,000 five year NSO options, also exercisable at fair market value on the date of grant, and vesting in equal thirds on each of May 1, 2001, 2002 and 2003. All of the foregoing options are eligible for accelerated vesting (at the then current fair market value of the Company's Common Stock) in the event of (i) a sale of all or substantially all of the assets of the Company or (ii) a merger, stock exchange or other form of business combination the result of which being that the then current shareholders of the Company, will own, after the consummation of such business combination, less that 49% of the then issued and outstanding voting securities of the Company.

         As a term of the employment agreement, Mr. Yarbrough has been given the opportunity to earn certain stock options based upon the future performance of the Company. During the two year period beginning October 1, 1997 and ending September 30, 1999 (the "Performance Option Period"), Mr. Yarbrough will be entitled to be granted one option to purchase one share of the Company's Common Stock for each $3.20 of cumulative Net Income (as hereinafter defined) the Company reports in excess of $2,000,000, up to a maximum of 250,000 options. Subsequent to the Company reporting cumulative Net Income of $2,800,000 during the Performance Option Period, additional Net Income, if any, during such period will be accumulated until such time as the Company shall report Net Income during the Performance Option Period of at least an additional $8,000,000 over and above $2,800,000 cumulative Net Income. Thereafter, Mr. Yarbrough shall be entitled to be granted one option to purchase one share of the Company's Common Stock for each $5.00 of cumulative Net Income the Company reports in excess of at least an additional $8,000,000 during the Performance Option Period, up to a maximum of 250,000 options. The options earned will be computed quarterly based on the Company's Financial Statements, and the exercise price of these options will be the fair market value of the Company's Common Stock on the date so earned. For the purposes of herein, the term "Net Income" shall mean the net income, after taxes, as reported on either the Company's audited financial statements for the year then ended, or unaudited financial statements for the fiscal quarter then ended, in either case which such statements shall have been prepared in accordance with generally accepted accounting principles consistently applied and, in the case of the audited financial statements such financial statements shall be accompanied by an unqualified report of the Company's independent auditors. In the event such options are granted pursuant to the results of the Company as reported in unaudited quarterly financial statements, such statements shall have first been reviewed by the Audit Committee of the Company's Board of Directors, if any, or by the outside directors of the Company, who shall be satisfied in their sole discretion that such unaudited financial statements have been prepared in accordance with generally accepted accounting principles consistently applied.

         Under the terms of the Agreement, the Company may terminate the employment of Mr. Yarbrough either with or without cause. If the Agreement is terminated by the Company without good cause (which requires a six month notice provision), the Company would be obligated to pay Mr. Yarbrough an amount equal to 18 months then current base salary under the Agreement. To the extent that Mr. Yarbrough is terminated for cause, no severance benefits shall be paid to him.

Howard E. Cobb

         Effective April 30, 1998 the Company entered into a three year employment agreement with Howard E. Cobb, the Company's Chief Financial Officer, Treasurer and a member of the Board of Directors. The terms of this agreement, which is renewable for additional one year terms at the Company's option, provides for an annual base salary of $60,000 (as adjusted), which such amount may be increased by vote of the Board of Directors (with Mr. Cobb abstaining) in the event of a material change in the scope of his duties as a result of a significant expansion of the Company's business and operations, a material diversification of the Company's business activities, one or more acquisitions or other similar long-term, permanent occurrences which would result in Mr. Cobb undertaking additional responsibilities. The agreement also provide, among other things, for (i) participation in any profit-sharing or retirement plan and in other employee benefits applicable to employees and executives of the Company,
(ii) fringe benefits commensurate with the duties and responsibilities of Mr. Cobb, and (iii) benefits in the event of disability and contain certain non-disclosure and non-competition provisions.

         Under the agreement, Mr. Cobb was granted 10,000 four year ISO options under the Company's 1998 Stock Option Plan to purchase shares of the Company's Common Stock at $1.00 per share, which such options vested 5,000 options on May 1, 1998, an additional 2,500 options vested on May 1, 1999, and the remaining options vest on May 1, 2000. Under the terms of the agreement, on May 1, 1999 Mr. Cobb granted an additional 5,000 five year ISO options, exercisable $4.00 per share, being the fair market value on the date of grant, and vesting in equal thirds on each of May 1, 2000, 2001 and 2002. Likewise, providing Mr. Cobb remains an employee of the Company on May 1, 2000, he will be entitled to be granted an additional 5,000 five year ISO options, also exercisable at fair market value on the date of grant, and vesting in equal thirds on each of May 1, 2001, 2002 and 2003. All of the foregoing options are eligible for accelerated vesting (at the then current fair market value of the Company's Common Stock) in the event of (i) a sale of all or substantially all of the assets of the Company or (ii) a merger, stock exchange or other form of business combination the result of which being that the then current shareholders of the Company, will own, after the consummation of such business combination, less that 49% of the then issued and outstanding voting securities of the Company.

         Under the terms of the Agreement, the Company may terminate the employment of Mr. Cobb either with or without cause. If the Agreement is terminated by the Company without good cause (which requires a 30-day notice provision), the Company would be obligated to pay Mr. Cobb an amount equal to 11 months then current base salary under the Agreement. To the extent that Mr. Cobb is terminated for cause, no severance benefits shall be paid to him.

Stock Option Plan

         In May 1998, the Company adopted a qualified stock option plan, the Peregrine Industries, Inc. 1998 Stock Option Plan (the "Plan"). The purpose of the Plan was to increase the employees' and non-employee directors' proprietary interest in the Company and to align more closely their interests with the interests of the Company's shareholders, as well as to enable the Company to attract and retain the services of experienced and highly qualified employees and non-employee directors.

         The Company reserved an aggregate of 1,000,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"). As of September 28, 1999, an aggregate of 376,500 options (both ISO and NSO) have been granted under the Plan. The Board of Directors or a Committee of the Board of Directors (the "Committee") will administer the Plan including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options that do not so qualify ("Non-Qualified Options"). Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant.

         The term of each Plan Option and the manner in which it may be exercised is determined by the Board of the Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

         The per share exercise price of shares granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. Officers, directors and key employees of and consultants to the Company and its subsidiaries will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In 1997, Merrill A. Yarbrough applied for a patent on the heat transfer system he invented which is the basis for certain of the Company's products; this patent was granted in September 1998. In April 1998 Mr. Yarbrough assigned all rights under this patent, as well as any other intellectual property used by the Company, to the Company. Mr. Yarbrough did not receive any additional compensation for such assignment.

         On April 24, 1997, the Company entered into a license agreement (the "License Agreement") with Mr. Yarbrough relating to the heat transfer system, related apparatus, and processes, and certain patent rights associated therewith, which are used by the Company in the manufacture of the Smartemp Plus(TM). The License Agreement granted the Company the right to manufacture, use, sell and otherwise commercialize the licensed products for the life of the patent, unless sooner terminated by the default of the Company as set forth in the License Agreement. Pursuant to the terms of the License Agreement, the Company agreed to pay Mr. Yarbrough a royalty of $10.00 on Smartemp Plus(TM) product sold by the Company which incorporates Mr. Yarbrough's heat transfer system. Mr. Yarbrough, in turn, entered into a separate agreement in July 1997 with Russell Lambert, a former shareholder of the Company, agreeing to pay Mr. Lamberg a $2.00 per unit royalty on each unit of the Smartemp Plus(TM) sold by the Company. In connection with the aforedescribed assignment of all intellectual property rights owned by Mr. Yarbrough to the Company, this License Agreement was terminated and the Company assumed the obligations of Mr. Yarbrough under the agreement with Mr. Lambert. As of June 30, 1999, the Company has sold an aggregate of 47 Smartemp Plus (TM) units, generating royalties of $94 to Mr. Lambert.

         In connection with the conversion of the Company's tax status from an S corporation to a C corporation effective April 1, 1998, the Company made aggregate distributions of $1,348,422 to its shareholders which represented all S corporation net income reported by the Company for the fiscal year ended September 30, 1997 and the subsequent six months ended March 31, 1998. In March and April 1998, the Company distributed $215,000 of its net income to its shareholders for the aforementioned periods. In addition, the Company distributed $316,000 to shareholders during May and June 1998, and recorded an additional distribution of $38,000 to the shareholders in accrued liabilities at June 30, 1998. The final remaining distribution of approximately $748,000 was recorded by the Company by offsetting advances to stockholder of $93,000 and issuing unsecured promissory notes of $655,000 to its shareholders in an amount equal to their proportionate share of the final remaining distribution based upon their ownership interest in the Company. In September 1998 the principal and all accrued but unpaid interest due under such notes were converted by the holders into an aggregate of 133,663 shares of the Company's Series A 5% Cumulative Convertible Preferred Stock.

         During the fiscal years ended September 30, 1998 and 1997 the Company recorded sales of approximately $58,000 and $104,000, respectively, to an entity owned by Mr. Yarbrough. At September 30, 1998 all amounts receivable from such entity had been collected and the entity is now inactive.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 30,000,000 shares of Common Stock, par value $.0001 per share, of which 13,760,000 shares were issued and outstanding as of September 28, 1999. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of the shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of Common Stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company and to participate ratably in the distribution of any assets legally available for distribution with respect to the Common Stock. The Company does not expect to pay dividends for the foreseeable future.

Lock-Up Restrictions

         Pursuant to the terms of the April 1998 private placement, all officers, directors and then existing shareholders of the Company executed lock-up letters agreeing not to sell, transfer, assign, hypothecate or otherwise dispose of the shares of Common Stock owned by them until May 2000 without the prior consent of Noble. Noble does not have a general policy with regard to early release of lock-up agreements.

Preferred Stock

         The Articles of Incorporation for the Company provide for 5,000,000 shares of blank check preferred stock, par value $.0001, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. As of September 28, 1999 the Company has designated a series of 200,000 shares of preferred stock entitled Series A 5% Cumulative Convertible Preferred Stock, of which 133,663 shares are issued and outstanding. The remaining 4,800,000 shares of preferred stock remain without designation.

         The designations, rights and preferences of the Series A 5% Cumulative Convertible Preferred Stock provide (i) that such shares carry no voting rights,
(ii) such shares are convertible into shares of the Company's Common Stock at any time at the option of either the Holder or the Company at the rate of one share of Common Stock for each share of Series A 5% Cumulative Convertible Preferred Stock so converted, (iii) the shares may be redeemed at any time at the option of the Company for $5.00 per share, (iv) the shares pay an annual dividend of 5% in arrears, payable in cash, shares of Common Stock, or any combination thereof, (v) the shares carry a liquidation value of $5.00 per share, and (vi) the shares are transferrable at any time at the holders' option.

Placement Agent Warrants

         In April 1998, in connection with the Company's private placement, the Company granted Noble warrants to purchase 100,000 shares of the Company's Common Stock for $1.00 per share. The Placement Agent Warrants are not transferrable until April 1999, except to Noble's officers, consultants or partners and to selected dealers, and may be exercised in whole or in part at any time and from time to time during the period of four (4) years commencing April 1999. The Placement Agent Warrants contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Placement Agent Warrants upon the occurrence of certain events including subdivisions and combinations of Common Stock. Such anti-dilution provisions are PARI PASSU with all other shareholder groups. The Placement Agent warrants also grant to the holders thereof certain registration rights under the Securities Act for the shares of Common Stock underlying such Placement Agent Warrants. Florida Anti-Takeover Statutes; Indemnification

         Florida has enacted legislation that may deter or frustrate a take-over of a Florida corporation. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). The Florida law permits the Company's Articles of Incorporation to require the Company to indemnify the Company's directors, officers, employees and agents.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         The Company's Common Stock has been listed for trading on the OTC Bulletin Board under the symbol "HVAC" since August 11, 1998. The following table sets forth, for the period since August 11, 1998, the high and low closing sales prices for the Common Stock as reported by the OTC Bulletin Board.

                                                                                    COMMON STOCK
                                                                                    ------------
                                                                           HIGH                    LOW
                                                                           ----                    ---
August 11, 1998 - September 30, 1998                                       $2.75                   $1.9375
October 1, 1998 - December 31, 1998                                        $2.4375                 $1.875
January 1, 1999 - March 31, 1999                                           $3.875                  $3.00
April 1, 1999 - June 30, 1999                                              $6.00                   $3.00

         At September 28, 1999 the closing bid price of the Common Stock as reported on the OTC Bulletin Board was $2.45. At September 28, 1999 the Company has approximately 20 record shareholders. The Company, however, believes that it has in excess of 100 beneficial owners of its securities.

         The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

Dividend Policy

         The Company has never paid cash dividends on its Common Stock. The designations, rights and preference of the Series A 5% Cumulative Convertible Preferred Stock provide for annual dividends, in arrears, of 5%. See Part I,
Item 7. Description of Securities. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any material legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In April 1998 the Company sold an aggregate of 1,000,000 shares of its Common Stock to a group of accredited or otherwise qualified investors in a private placement exempt from registration under the Securities Act in reliance on Section 3(b) and Rule 504, Regulation D thereof. The net proceeds received by the Company of approximately $846,000. Noble International Investments, Inc. ("Noble"), a member of the National Association of Securities Dealers, Inc. ("NASD"), acted as placement agent in the offering and was paid a placement agent fee of 10%, a non-accountable expense allowance of 3% and the Company sold Noble, or its designees, for nominal consideration warrants to purchase 100,000 shares of the Company's Common Stock for $1.00 per share (the "Placement Agent Warrants"). See Part I - Item 7. Description of Securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

Consolidated Financial Statements for the
Fiscal Years Ended September 30, 1998 and 1997

Report of Independent Accountants................................................................................F-1

Balance Sheets...................................................................................................F-2

Statements of Income.............................................................................................F-3

Statements of Changes in Stockholders' Equity....................................................................F-4

Statements of Cash Flow..........................................................................................F-5

Notes to Consolidated Financial Statements.......................................................................F-6-F-14

Consolidated Financial Statements for
the Nine Months Ended September 30, 1999

Balance Sheet at September 30, 1999 (unaudited) and September 30, 1998...........................................F-15

Statement of Loss and Comprehensive Loss for the Nine Months Ended
         September 30, 1999 and 1998 (unaudited).................................................................F-16

Statement of Changes in Stockholders' Equity for the Nine
         Months Ended September 30, 1999 and 1998 (unaudited)....................................................F-17

Statement of Cash Flow for the Nine Months Ended
         September 30, 1999 and 1998 (unaudited).................................................................F-18

Notes to Unaudited Consolidated Financial Statements.............................................................F-19-F-29

                        Report of Independent Accountants

November 13, 1998

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Peregrine Industries, Inc. and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Fort Lauderdale, Florida

PEREGRINE INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
September 30, 1998 and 1997

                             ASSETS                                                1998                  1997
                                                                                -----------           -----------
Current assets:
  Cash and cash equivalents                                                     $    45,515           $     2,480
  Accounts receivable, net of allowance for doubtful accounts of $15,000            875,400               472,059
    in 1998 and $0 in 1997
  Inventory                                                                       1,815,329               819,436
  Prepaid and other current assets                                                   62,344                27,922
  Federal income tax deposits                                                       110,426                     0
  Deferred tax asset                                                                  5,600                     0
                                                                                -----------           -----------
      Total current assets                                                      2,914,614             1,321,897

Property and equipment, net                                                         538,543               182,836
Deposits                                                                            131,865                19,073
Deferred tax asset, net                                                              20,200                     0
                                                                                -----------           -----------
Total assets                                                                    $ 3,605,222           $ 1,523,806
                                                                                ===========           ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilites:

  Bank overdraft                                                                $    24,273           $    22,939
  Accounts payable                                                                  744,912               611,537
  Accrued expenses and other payables                                                99,841               117,514
  Line of credit                                                                    690,000                     0
  State income taxes payable                                                         20,663                     0
                                                                                -----------           -----------
      Total current liabilities                                                   1,579,689               751,990

Warranty reserve                                                                     71,778                56,907
                                                                                -----------           -----------
      Total liablities                                                            1,651,467               808,897
                                                                                -----------           -----------


Commitments and contingency (Note 5)


Stockholders' equity:
  Preferred stock - $.0001 par value; 5,000,000 shares authorized,
    200,000 shares designated as Series A, 5% cumulative,
    convertible, 133,663 shares issued and outstanding                                   13                     0
  Common stock - $.0001 par value; 30,000,000 shares authorized,
    13,760,000 issued and outstanding                                                 1,376                    10
  Additional paid-in capital                                                      1,582,782                69,990
  Retained earnings                                                                 421,704               644,909
  Foreign currency translation adjustment                                           (52,120)                    0
                                                                                -----------           -----------
      Total stockholders' equity                                                  1,953,755               714,909
                                                                                -----------           -----------
      Total liabilities and stockholders' equity                                $ 3,605,222           $ 1,523,806
                                                                                ===========           ===========

The accompanying notes are an integral part of these financial statements.

PEREGRINE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
for the years ended September 30, 1998 and 1997

                                                     1998                  1997
                                                  -----------           -----------
Net sales                                         $ 8,334,293           $ 5,837,624

Cost of sales                                       5,940,446             4,553,720
                                                  -----------           -----------

Gross Profit                                        2,393,847             1,283,904
                                                  -----------           -----------

Operating expenses:
  General and administrative                          953,962               577,104
  Depreciation and amortization                        56,090                40,130
                                                  -----------           -----------

    Total operating expenses                        1,010,052               617,236
                                                  -----------           -----------

Income from operations                              1,383,795               666,668

Other income (expenses):
  Interest income                                       2,113                     0
  Interest expense                                    (46,432)              (34,294)
  Loss on foreign currency transactions               (30,258)                    0
                                                  -----------           -----------

Income before provision for income taxes            1,309,218               632,374

  Provision for income taxes                          184,000                     0
                                                  -----------           -----------

Net income                                        $ 1,125,218           $   632,374
                                                  ===========           ===========

Net income per common and common
 equivalent share:
  Basic                                           $       .09           $       .05
                                                  ===========           ===========

  Diluted                                         $       .08           $       .05
                                                  ===========           ===========

Pro Forma Income data
 (Unaudited)(Note 6)

Income before income taxes                        $ 1,309,218           $   632,374
                                                  -----------           -----------
Pro Forma provision
 for income taxes relating
 to S-Corporation                                    (287,318)             (240,302)

 Actual income tax expense                           (184,000)                 (-0-)
                                                  -----------           -----------

     Total provision and pro forma
       provision for income taxes                    (471,318)             (240,302)
                                                  -----------           -----------

Pro Forma net income                              $   837,900           $   392,072
                                                  ===========           ===========

Pro Forma net income per common
 share:

  Basic                                            $       .07           $       .03
                                                   ===========           ===========
  Diluted                                          $       .06           $       .03
                                                   ===========           ===========

The accompanying notes are an integral part of these financial statements.

PEREGRINE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY for the years ended September 30, 1998 and 1997

                                                                                                             Foreign
                                 Preferred Stock      Common Stock     Additional                            Currency
                                 ---------------  -------------------   Paid-in     Retained   Advances to  Translation
                                 Shares   Amount    Shares    Amount    Capital     Earnings   Stockholder   Adjustment     Total
                                 -------  ------  ----------  -------  ----------  ----------  -----------  -----------  ----------
Balance, October 1, 1996
   as restated for stock split
   (Note 11)                           0  $  0    12,750,000  $ 1,275  $   68,725  $    12,53    $     0    $       0    $   82,535

Net income                             0     0             0        0           0     632,374          0            0       632,374
                                 -------  ----    ----------  -------  ----------  ----------    -------    ---------    ----------

Balance, September 30, 1997            0     0    12,750,000    1,275      68,725     644,909          0            0       714,909

Sale of stock                          0     0     1,010,000      101     845,755           0          0            0       845,856

Issuance of preferred stock      133,663    13             0        0     668,302           0          0            0       668,315

Distributions                          0     0             0        0           0  (1,348,423)         0            0    (1,348,423)

Net income                             0     0             0        0           0   1,125,218          0            0     1,125,218

Increase in advances to
   stockholder                         0     0             0        0           0           0    (93,025)           0       (93,025)

Decrease in advances to
   stockholder                         0     0             0        0           0           0     93,025            0        93,025

Foreign currency translation
    adjustment                         0     0             0        0           0           0          0      (52,120)      (52,120)
                                 -------  ----    ----------  -------  ----------  ----------    -------    ---------    ----------

Balance, September 30, 1998      133,663  $ 13    13,760,000  $ 1,376  $1,582,782  $  421,704    $     0    $ (52,120)   $1,953,755
                                 =======  ====    ==========  =======  ==========  ==========    =======    =========    ==========

The accompanying notes are an integral part of these financial statements.

PEREGRINE INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 1998 and 1997

                                                                                         1998                  1997
                                                                                      -----------           -----------
Cash flows from operating activities:
Net income                                                                            $ 1,125,218           $   632,374
Adjustments to reconcile net income to net
  cash provided by (used in) operating activities:
  Accrued interest on stockholder notes                                                    13,291                     0
  Deferred tax benefit                                                                    (25,800)                    0
  Depreciation and amortization                                                            56,090                40,130
  Foreign currency translation adjustment                                                 (52,120)                    0
  Warranty reserve                                                                         14,871                33,018
  Changes in operating assets and liabilities:                                                                        0
    Accounts receivable                                                                  (403,341)             (401,018)
    Inventory                                                                            (995,893)             (391,548)
    Prepaid and other current assets                                                      (34,422)               (1,114)
    Federal income tax deposits                                                          (110,426)              (11,000)
    Deposits                                                                             (112,792)              (10,589)
    Accounts payable                                                                      133,375               163,509
    Accrued expenses and other payables                                                   (17,673)               77,931
    State income taxes payable                                                             20,663                     0
                                                                                      -----------           -----------

      Net cash provided by (used in) operating activities                                (388,959)              131,693
                                                                                      -----------           -----------

Cash flow from investing activities:
  Expenditures for property and equipment                                                (411,797)             (141,506)
                                                                                      -----------           -----------

      Net cash used in investing activities                                              (411,797)             (141,506)
                                                                                      -----------           -----------


Cash flows from financing activities:
  Bank overdraft                                                                            1,334                12,293
  Advances to stockholder                                                                 (93,025)                    0
  Borrowings on line of credit, net                                                       690,000                     0
  Distributions to stockholders                                                          (600,374)                    0
  Proceeds from sale of common stock                                                      845,856                     0
                                                                                      -----------           -----------

      Net cash provided by financing activities                                           843,791                12,293
                                                                                      -----------           -----------


Net increase in cash and cash equivalents                                                  43,035                 2,480
                                                                                      -----------           -----------

Cash and cash equivalents, beginning of year                                                2,480                     0
                                                                                      -----------           -----------

Cash and cash equivalents, end of year                                                $    45,515           $     2,480
                                                                                      ===========           ===========

Supplemental disclosure of cash flow information:
  Cash paid for income taxes                                                          $   299,563           $     7,867
                                                                                      ===========           ===========


Supplemental disclosure of non-cash financing activities:
  During the year ended September 30, 1998, the Company recorded distributions to stockholders by offsetting advances to stockholder of $93,025 and issuing notes payable to stockholders of $655,024. The notes payable to stockholders, including accrued interest of $13,291, were subsequently exchanged for 133,663 shares of preferred stock (see Note 13).


The accompanying notes are an integral part of these financial statements

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Business:


       Peregrine Industries, Inc. (the "Company") was formed on October 1, 1995 for the purpose of manufacturing residential pool heaters. The Company is located in Deerfield Beach, Florida. Products are primarily sold throughout the United States, Canada, and Brazil. In September 1998, the Company formed a wholly-owned subsidiary, Alcool, Inc., in Montgomery, Alabama, in order to expand its manufacturing capacity and product line (see Note 14).


       Foreign Sales Corporation

        In June 1998, the Company formed a foreign sales corporation, Peregrine Global, Inc. in St. Thomas, U.S. Virgin Islands. This wholly-owned subsidiary was formed to take advantage of more favorable income tax rates on profits generated from export business. For 1998, approximately $1,100,000 in export sales were recorded under this provision and a sales commission of approximately $68,000 was earned by Peregrine Global, Inc.

2.     Summary of Significant Accounting Policies:

       Principals of Consolidation

       The consolidated financial statements include the accounts of Peregrine Industries, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

       Inventory

       Inventory consists primarily of pool heaters and raw materials and is valued at the lower of first-in, first-out (FIFO) cost or market.

       Property and Equipment

       Property and equipment are recorded at cost. Depreciation of equipment is computed on the straight line method over the estimated useful lives of the assets which range from five to seven years. Leasehold improvements are amortized using the straight line method over six years. This period represents the lesser of the lease term or the economic life of the leasehold improvements. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the statement of income. Repairs and maintenance are expensed as incurred.

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.     Summary of Significant Accounting Policies, Continued:

       Income Taxes


       Effective April 1, 1998, pursuant to its conversion from an S corporation to a C corporation, the Company accounted for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, the asset and liability method is used in accounting for income taxes. This standard requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities to the extent that realization of such benefits is more likely than not. See Note 6.


       SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

       For the year ended September 30, 1997, the Company elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to the stockholders. Prior to October 1, 1996, the Company was a C corporation.

       Management Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       Revenue Recognition

       Revenue is reported at the time products are shipped to customers.

       Currency Translation


       The assets and liabilities of the Company's Canadian branch are generally translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.


       Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the U.S dollar are included in the results of operations as incurred.

       Net Income Per Share

       During 1997, the Company adopted SFAS No. 128, which requires the presentation of both basic and diluted earnings per share. Basic net income per share is calculated by dividing net income after dividend requirements on preferred shares by the weighted average number of common shares outstanding during the period. Diluted net income per share is based on the weighted average common shares outstanding plus the additional common shares resulting from the conversion of convertible preferred shares and the exercise of stock options and warrants if such conversion was dilutive.

       Cash and Cash Equivalents

       For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.


       Research and Development Expense

       Research and Development costs are charged to expense when incurred. For the years ended September 30, 1998 and 1997 research and development expense was approximately $200,000 and $105,400, respectively.

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.     Inventory:

       Inventory consists of the following:

                                   1998                1997
                                ----------          ----------
       Raw materials            $1,267,078          $  598,216
       Work in process              56,230             193,433
       Finished goods              492,021              27,787
                                ----------          ----------

                                $1,815,329          $  819,436
                                ==========          ==========

4.     Property and Equipment:

       Property and equipment consist of the following:

                                                           1998        1997
                                                         --------    --------


       Computer equipment                                $ 51,577    $ 27,277
       Furniture and fixtures                              21,414      13,743
       Leasehold improvements                              44,520      40,413
       Tooling at vendor                                   74,462      69,531
       Production equipment                               139,246     101,753
       Construction in progress (Note 14)                 333,293           0
                                                         --------    --------


                                                          664,512     252,717

       Less accumulated depreciation and amortization     125,969      69,881
                                                         --------    --------

                                                         $538,543    $182,836
                                                         ========    ========

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

  5.   Commitments and Contingency:

       On September 1, 1996, the Company entered into a three year lease for an operating facility located in Deerfield Beach, Florida. During June 1998, the Company extended that lease through August 2003 and entered into a new lease through the same date for additional space in the same industrial complex. Future minimum lease payments for these operating leases as of September 30, 1998 are approximately as follows:

        September, 1999                       $ 130,000
        September, 2000                         136,000
        September, 2001                         143,000
        September, 2002                         150,000
        September, 2003                         144,000
                                              ----------

                                              $ 703,000
                                              ==========

       Rent expense recorded under the above leases for the years ended September 30, 1998 and 1997 was approximately $116,000 and $60,000, respectively.


       During 1997, the Company entered into a license agreement with a stockholder of the Company related to certain patent rights owned by such stockholder. Pursuant to the terms of the license agreement, the Company agreed to pay the stockholder a royalty of $10 on each unit sold which utilizes the patented technology. In connection with a private placement offering of common stock in April 1998 (see Note 13), the stockholder assigned the patent rights to the Company and terminated this license agreement. In connection with this action, the Company agreed to assume responsibility for such stockholder's obligation to pay a $2 per unit royalty to a former shareholder and co-inventor. As of September 30, 1998, thirty nine such products had been sold.


6.     Income Taxes:

       The significant components of the net deferred tax assets as of September 30, 1998 are as follows:

                                                        Current   Non-current
                                                        -------   -----------

       Deferred tax assets (liabilities):
          Allowance for doubtful accounts               $ 5,600     $     0
          Warranty reserve                                    0      27,000
          Depreciation of property and equipment              0      (6,800)
                                                        --------    -------

            Net deferred tax asset                      $ 5,600     $20,200
                                                        ========    =======

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.     Income Taxes, Continued:

       The provision for income taxes at September 30, 1998 is comprised of the following:

       Current provision(1)                                       $ 209,800
       Deferred benefit                                              (1,400)
                                                                  ---------

                                                                    208,400
       Net adjustment to deferred taxes for change in
           tax status(2)                                            (24,400)
                                                                  ---------

                                                                  $ 184,000
                                                                  =========

       (1) In June 1998, the Company formed a wholly-owned subsidiary, Peregrine Global, Inc., a foreign sales corporation. The tax benefit of this structure for the year ended September 30, 1998 is $13,500 which is included in the current provision.

       (2) Effective April 1, 1998, the Company converted from an S corporation to a C corporation. Accordingly, deferred tax assets and liabilities have been recorded to recognize the temporary differences between financial statement and income tax bases of assets and liabilities at that date.


The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

                                                      1998
                                                   -----------

       Pre-tax income
         from continuing operations:                 1,309,795

       Income excluded prior to
         conversion from S to C Corporation            716,626
                                                   -----------
                                                       593,169
       Statutory tax rate                                   34%
                                                   -----------

       Federal income tax expense
         at statutory rate (C Corporation income)      201,677

       State income taxes, less federal
         income tax effect                              19,028

       Effect of deferred tax benefit from
         conversion from S to C Corporation            (24,000)

       Benefit of foreign sales corporation            (13,500)

       Other items (none in excess of 5%
         of computed tax)                                  795
                                                   -----------
       Total income tax expense                        184,000
                                                   ===========


7.     Related Party Transactions:

       During the years ended September 30, 1998 and 1997, the Company recorded sales of approximately $58,000 and $104,000, respectively, to an entity owned by a stockholder of the Company. At September 30, 1998, all amounts receivable from such entity had been collected. The entity is now inactive.

8.     Significant Customers:


       In the ordinary course of business, the Company extends credit to its customers after completing a credit analysis based on certain financial and other criteria. Credit risk of certain foreign customers is minimized through the purchase of insurance policies. Insurance is obtained on a specific customer basis based upon the creditworthiness of the respective customer as well as projected sales volume. At September 30, 1998 and 1997 there was approximately $113,000 and $83,000, respectively, in accounts receivable related to foreign customers, of which $102,000 and $75,000 respectively, was covered by credit insurance. At September 30, 1998, one Brazilian and one United States customer accounted for 46% and 18%, respectively, of accounts receivable and 35% and 36%, respectively, of net sales for the year then ended. At September 30, 1997, these two customers individually accounted for 61% and 19% , respectively of accounts receivable and 47% and 32%, respectively, of net sales for the year then ended. As it relates to the Brazilian customer, terms of sale require a 25% down payment, 50% due upon delivery and 25% due in 90 days. The terms of sale for the United States customer requires payment in 30 days. No right of return exists for any of the company's customers.

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.     Savings Incentive Match Plan for Employees:

       In November 1997, the Company introduced a Savings Incentive Match Plan for Employees (SIMPLE IRA) for substantially all employees. Under terms of the plan, employees may contribute up to $6,000 annually. The plan also provides for Company matching contributions up to a limit of 3% of the employee's annual compensation. During 1998 the Company incurred expenses of approximately $6,000 under the plan.

10.    Line of Credit:

       In September 1998, the Company entered into a line of credit arrangement with a bank for $1,000,000. Borrowings against the line bear interest at 1% over prime rate, are collateralized by accounts receivable, inventory and property and equipment, and are personally guaranteed by a stockholder of the Company. The line of credit expires in September 1999.

11.    Net Income Per Common and Common Equivalent Share:

       The calculation of basic and diluted net income per share for the years ended September 31, 1998 and 1997 are as follows:

                                                     Years ended September 30,
                                                     -------------------------
                                                      1998               1997
                                                      ----               ----

       Basic net income per share:

         Net income                                $ 1,125,218     $    632,374
                                                   ============================
         Weighted average common shares
           outstanding                              13,256,384       12,750,000
                                                   ============================

         Basic net income per share                $       .09     $        .05
                                                   ============================

       Diluted net income per share:

         Weighted average common shares
           outstanding                              13,256,384       12,750,000

         Convertible preferred shares                  133,663                -
         Stock options                                   9,284                -
                                                   ----------------------------

         Weighted average common and potential
           common shares outstanding                13,399,331       12,750,000
                                                   ============================

         Net income                                $ 1,125,218     $    632,374
                                                   ============================

         Diluted net income per share              $       .08     $        .05
                                                   ============================

12.    Recapitalization:

       Common Stock


       In March 1998, the Company increased the authorized shares of common stock to 30,000,000 shares in anticipation of offering for sale 1,000,000 shares as described in Note 13. In addition, the Company declared a stock split of 12,750 to 1.


       Preferred Stock

       The articles of incorporation were further amended in September, 1998 to authorize the issuance of 5,000,000 shares of 5% cumulative, convertible preferred stock with a par value of $.0001 per share. At the same time, Series A of such stock was designated, consisting of 200,000 shares. The holders of the Series A preferred stock do not have voting rights and can convert such shares into the Company's common stock on a one to one ratio. The Company may redeem the Series A preferred stock at any time at the stated value of $5 per share plus accrued but unpaid dividends.


       As discussed in Note 13, the holders of promissory notes issued to former Subchapter S stockholders exchanged those notes along with accumulated interest for 133,663 shares of Series A preferred stock in September, 1998.

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.    Sale of Stock:

       In April 1998, the Company sold 1,000,000 shares of common stock at a price of $1.00 per share. The funding occurred on May 11, 1998, and the net proceeds to the Company from the sale of the shares was approximately $846,000 after payment of the Placement Agent's commission of 10%, non-accountable expenses of 3% and all other fees and expenses of this offering. Of these net proceeds, the Company designated approximately $385,000 for the payment of dividends to current shareholders pursuant to the Company's conversion from an S corporation to a C corporation effective April 1, 1998. The remaining net proceeds have been set aside for general working capital and expansion of its business and operations. Certain other offering costs were paid by issuing an additional 10,000 shares of stock.

       The shares were offered without registration under the Securities Act of 1933 and pursuant to the exemptions under Sections 4(2) or 3(b) of the Act and Rule 504 of Regulation D and state small corporate offering registration provisions.

       Employment Agreements

       Prior to the closing of the offering, and as a condition of the Placement Agent Agreement, a stockholder and three key employees have entered into employment agreements with the Company upon terms and conditions consistent with their current their current compensation arrangements.

       Executive Stock Options

       Pursuant to the terms of an employment agreement, a stockholder has been given the opportunity to earn certain stock options based upon the future performance of the Company. During the two year option period beginning with fiscal year ending September 30, 1998, and continuing through fiscal year ending September 30, 1999, the stockholder will be entitled to be granted one option to purchase one share of the Company's common stock for each $3.20 of cumulative net income, as defined, the Company reports in excess of $2,000,000 during the two year period, up to a maximum of 250,000 options. The options earned will be computed and granted quarterly, and the exercise price of these options will be the fair market value of the Company's common stock at the end of each quarter when earned. After reporting cumulative net income of $2,800,000, additional net income, if any, during the two year period will be accumulated toward the next threshold of $8,000,000. Thereafter, the stockholder will be entitled to be granted one option to purchase one share of the Company's common stock for each $5 of net income, as defined, the Company reports in excess of $8,000,000 up to a maximum of 250,000 options with the exercise price being the fair market value of the Company's common stock on September 30, 1999. Options will be exercisable for five years from the date of the grant. At September 30, 1998, no options have been granted under this agreement.

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.    Sale of Stock, Continued:

       Stock Option Plan

       Prior to the closing of the offering, the Company adopted a qualified stock option plan. The Company has reserved an aggregate of 1,000,000 shares of common stock for issuance pursuant to options granted under the Plan. Options granted under the Plan may either be qualifying incentive options or non-qualifying options.


       In May 1998, the Company granted non-qualified options to certain key employees to purchase an aggregate of 52,000 shares of common stock at an exercise price of fair market value at the date of grant of $1 per share. Options for 26,000 shares vest immediately and the remainder vest annually through May 2000. At September 30, 1998, none of the options have been exercised.

       Had the Company determined compensation expense based on the fair value of the option at the grant date for its stock options, the Company's net income would have been decreased. Based on Black-Scholes values, pro-forma net income for 1998 would be $1,117,470 versus reported net income of $1,125,218; pro-forma earnings per common share(basic) for 1998 would be $0.09 versus reported of $0.09. The following assumptions were used for employee stock option grants: risk free interest rate at grant date of 8.85%, no dividends and expected lives of four years. No options have been exercised, cancelled or forfeited as of September 30, 1998.

       Distributions

       In connection with the conversion of the Company's tax status from an S corporation to a C corporation effective April 1, 1998, the Company made aggregate distributions of $1,348,423 to its shareholders which represent all S corporation net income reported by the Company for the fiscal year ended September 30, 1997 and the subsequent six months ended March 31, 1998. Prior to October 1, 1996, the Company was a C corporation. Net income for the fiscal year ended September 30, 1997 was $632,374 and net income for the six months ended March 31, 1998 was $716,049. In March and April 1998, the Company used borrowings from its line of credit to distribute $215,000 of its net income to its shareholders for the aforementioned periods. In addition, the Company distributed from the proceeds of the offering $366,000 to shareholders during May and June 1998 and recorded an additional distribution of $19,000 to the shareholders in accrued liabilities at September 30, 1998.


       The final remaining distribution of approximately $748,000, after the distributions made as discussed above, was recorded by the Company by offsetting advances to stockholder of $93,000 and issuing unsecured promissory notes of $655,000 to its shareholders in an amount equal to their proportionate share of the final remaining distribution based upon their ownership interest in the Company. The notes were interest bearing at 5% per year. In September 1998, majority stockholders adopted a resolution, which permitted the promissory note holders to convert their notes to Series A 5% cumulative, convertible preferred stock as discussed in Note 12.

PEREGRINE INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.    Sale of Stock, Continued:

       Warrants

       Immediately following the offering, the Company entered into a Financial Advisory/ Investment Banking Agreement with the Placement Agent wherein the Placement Agent will provide the Company certain investment banking and consulting services related to corporate financial matters. The terms of this 24 month agreement provide that the Placement Agent will receive a monthly fee of $3,000 for the first six months of the agreement, a monthly fee of $5,000 for the next six months, and thereafter, a monthly fee of $6,000 for the remaining 12 months of the Agreement, plus reimbursement for any reasonable expenses incurred. As of September 30, 1998, the Company had recorded consulting services of $15,000 under this Agreement.


       In addition, the Company has agreed to sell to the Placement Agent, or its designees, for nominal consideration, warrants to purchase from the Company an aggregate of 100,000 shares of common stock at a purchase price of $1 per share. At September 30, 1998, no warrants have been exercised.


14.    New Manufacturing Subsidiary:

       In September 1998 Alcool, Inc. was formed as an Alabama corporation. This wholly-owned subsidiary will manufacture certain proprietary components that replace those previously purchased from outside sources. During 1998, the Company issued purchase contracts totaling approximately $2,000,000 for production equipment for that operation and had made cash deposits thereon of approximately $283,000 at September 30, 1998. Such amounts are included in construction in progress (see Note 4). An interim equipment loan of $1,500,000 at 8 3/4% interest with a 7 year amortization was closed with a local bank in October, 1998. The Company is required to maintain certain levels of current ratios, debt to equity comparisons, and similar balance sheet relationships. In addition, the loan is guaranteed by a stockholder of the Company, and the Company must maintain a $1,000,000 life insurance policy on such stockholder.

       As of September 30, 1998, the Company had made an earnest money deposit of $90,000 on the purchase of a 135,000 square foot manufacturing plant in Montgomery, Alabama, on behalf of Alcool, Inc. In November, the purchase contract was cancelled by the Company under terms that provide full recovery of the deposit. A lease for a 80,000 square foot building in Montgomery, Alabama, is in the final stage of negotiation with annual rent payments of approximately $266,000 for the first five years and $302,000 annual rent payments for the five year renewal option.

                                                                          (Unaudited)
                                                                            June 30,           September 30,
                           ASSETS                                             1999                 1998
                                                                          -----------          ------------

Current assets:
  Cash and cash equivalents                                               $   524,528           $    45,515
  Accounts receivable, net of allowance for                                   842,776               875,400
    doubtful accounts of $26,355
  Inventory                                                                 1,864,898             1,815,329
  Prepaid and other current assets                                            111,254                62,344
  Deferred tax asset, net                                                     191,287                 5,600
  Federal income tax deposits                                                       -               110,426
                                                                          -----------           -----------


      Total current assets                                                  3,534,743             2,914,614

Property and equipment, net                                                 3,021,808               538,543
Deferred financing charges                                                    105,338               131,865
Deposits and other                                                             75,169                20,200
                                                                          -----------           -----------

Total assets                                                              $ 6,737,058           $ 3,605,222
                                                                          ===========           ===========

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Bank overdraft                                                          $         -           $    24,273
  Accounts payable                                                          1,549,682               744,912
  Accrued expenses and other payables                                         261,994                99,841
  Line of credit                                                              956,000               690,000
  Bank term loan                                                              157,539                     -
  Industrial development bonds                                              2,460,000                     -
  State and income taxes payable                                                    -                20,663
                                                                          -----------           -----------

      Total current liabilities                                             5,385,215             1,579,689


Long-term liabilities:
  Warranty reserve                                                             36,014                71,778
                                                                          -----------           -----------

      Total liabilities                                                     5,421,229             1,651,467
                                                                          -----------           -----------


Commitments and contingency (Notes 8 and 16)


Stockholders' equity:
  Preferred stock - $.0001 par value; 5,000,000 shares authorized,
    200,000 shares designated as Series A, 5% cumulative,
    convertible, 133,663 shares issued and outstanding                             13                    13
  Common stock - $.0001 par value; 30,000,000 shares authorized,
    13,760,000 shares issued and outstanding                                    1,376                 1,376
  Additional paid-in capital                                                1,582,782             1,582,782
  Retained loss (earnings)                                                   (216,696)              421,704
  Accumulated other comprehensive loss                                        (51,646)              (52,120)
                                                                          -----------           -----------

      Total stockholders' equity                                            1,315,829             1,953,755
                                                                          -----------           -----------

      Total liabilities and stockholders' equity                          $ 6,737,058           $ 3,605,222
                                                                          ===========           ===========

   The accompanying notes are an integral part of these financial statements.

Peregrine Industries, Inc.
Consolidated Statement of Loss and Comprehensive Loss
For the nine months ended June 30, 1999
(Unaudited)
--------------------------------------------------------------------------------

                                                        June 30, 1999         June 30, 1998
                                                        -------------         -------------
Net sales                                                $ 5,460,039           $ 6,412,194

Cost of sales                                              4,385,623             4,529,398
                                                         -----------           -----------

Gross profit                                               1,074,416             1,882,796
                                                         -----------           -----------

Operating expenses:
  General and administrative                               1,137,888               734,948
  Pre-operating costs of new product lines                   284,256                     -
  Research and development                                   227,428                     -
  Depreciation and amortization                              139,998                33,924
                                                         -----------           -----------

      Total operating expenses                             1,789,570               768,872
                                                         -----------           -----------

(Loss) income from operations                               (715,154)            1,113,924
                                                         -----------           -----------

Other income (expenses):
  Interest income                                             12,868                 1,652
  Interest expense                                          (134,401)              (15,678)
  Other                                                        7,000                     -
                                                         -----------           -----------

                                                            (114,533)              (14,026)
                                                         -----------           -----------

(Loss) income before income tax provision                   (829,687)            1,099,898

  Income tax benefit (provision)                             191,287              (123,500)
                                                         -----------           -----------


Net loss (Note 11)                                          (638,400)              976,398
                                                         -----------           -----------


Other comprehensive income
  Foreign currency translation adjustment, net of
    income tax benefit of $0                                     474                     -
                                                         -----------           -----------

Comprehensive loss                                       $  (637,926)          $   976,398
                                                         ===========           ===========

ProForma Income Data
(Unaudited) (Note 2)

Income (loss) before income taxes                        $  (829,687)          $ 1,099,898

ProForma provision for income taxes relating
  to S Corporation                                                 -              (247,531)

Actual income tax benefit (expense)                          191,287              (123,500)
                                                         -----------           -----------
Total provision and Pro Forma benefit (provision)
  for income taxes                                           191,287              (371,031)
                                                         -----------           -----------

ProForma net (loss) income                               $  (638,400)          $   728,867)
                                                         ===========           ===========

ProForma net (loss) income per common share

  Basic                                                  $       .04           $       .05
                                                         ===========           ===========

  Diluted                                                $       .04           $       .05
                                                         ===========           ===========

   The accompanying notes are an integral part of these financial statements.

Peregrine Industries, Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the nine months ended June 30, 1999
(Unaudited)
--------------------------------------------------------------------------------

                                                                                                       Accumulated
                               Preferred Stock        Common Stock         Additional                      Other
                              -----------------    --------------------      Paid-in      Retained     Comprehensive
                              Shares     Amount      Shares     Amount       Capital      Earnings         Loss           Total
                              -------    ------    ----------  --------    ----------    ----------    -------------    -----------
                                                                                           (Loss)
Balance, September 30, 1998   133,663     $ 13     13,760,000  $  1,376    $1,582,782    $  421,704      $ (52,120)     $ 1,953,755

Net loss                            -        -              -         -             -      (638,400)             -         (638,400)

Foreign currency translation
    adjustment                      -        -              -         -             -             -            474              474
                              -------     ----     ----------  --------    ----------    ----------      ---------      -----------

Balance, June 30, 1999        133,663     $ 13     13,760,000  $  1,376    $1,582,782    $ (216,696)     $ (51,646)     $ 1,315,829
                              =======     ====     ==========  ========    ==========    ==========      =========      ===========

   The accompanying notes are an integral part of these financial statements.

Peregrine Industries, Inc.
Consolidated Statement of Cash Flows
For the nine months ended June 30, 1999
(Unaudited)
--------------------------------------------------------------------------------

                                                                               June 30, 1999         June 30, 1998
                                                                               -------------         -------------
Cash flows from operating activities:
Net (loss) income                                                             $  (638,400)            $   976,398
Adjustments to reconcile net loss to net
  cash provided by operating activities:
  Deferred tax provision                                                           (165,487)              (41,500)
  Depreciation and amortization                                                     139,998                33,924
  Bad debt provision                                                                 11,355                50,000
  Foreign currency translation adjustment                                               474               (47,880)
  Warranty reserve                                                                  (35,764)                3,705
  Changes in operating assets and liabilities:
    Accounts receivable                                                              21,269              (704,471)
    Inventory                                                                       (49,569)             (772,033)
    Prepaid and other current assets                                                (48,910)               (5,091)
    Deposits and other                                                               56,696                (7,053)
    Accounts payable                                                                804,770               272,077
    Accrued expenses and other payables                                             141,490                43,302
    Federal tax deposits                                                            110,426               165,000
                                                                                -----------           -----------

      Net cash (used in) provided by operating activities                           348,348               (33,622)
                                                                                -----------           -----------

Cash flows from investing activities:
  Expenditures for property and equipment                                        (2,623,263)             (362,177)
                                                                                -----------           -----------

      Net cash used in investing activities                                      (2,623,263)             (362,177)
                                                                                -----------           -----------

Cash flows from financing activities:
  Bank overdraft                                                                    (24,273)              276,181
  (Repayment) proceeds on line of credit                                            266,000               303,000
  Proceeds from long-term debt                                                    1,500,000                     -
  Repayments of long-term debt                                                   (1,342,461)                    -
  Distribution to stockholders                                                            -              (562,500)
  Proceeds from sale of common stock                                                      -               845,856
  Proceeds from Industrial Development Bonds                                      2,354,662                     -
  Advances to stockholders                                                                -               (93,025)
                                                                                -----------           -----------

      Net cash provided by financing activities                                   2,753,928               769,512
                                                                                -----------           -----------

Net increase (decrease) in cash and cash equivalents                                479,013               373,713
                                                                                -----------           -----------

Cash and cash equivalents, beginning of period                                       45,515                 2,480
                                                                                -----------           -----------

Cash and cash equivalents, end of period                                        $   524,528           $   376,193
                                                                                ===========           ===========

Supplemental disclosure of cash flow information:
  Cash paid for income taxes                                                    $    22,000           $    69,563
                                                                                ===========           ===========

  Cash paid for interest                                                        $   134,401           $    10,750
                                                                                ===========           ===========

Supplemental disclosure of noncash investing and financing activities:

During March 1999 the Company repaid long-term debt of $1,209,000 and incurred loan costs of $105,338 with proceeds of the Industrial Development Bond.

   The accompanying notes are an integral part of these financial statements.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

1.     Organization and Business:

       Peregrine Industries, Inc. (the "Company") was formed on October 1, 1995 for the purpose of manufacturing residential pool heaters. The Company is located in Deerfield Beach, Florida. Products are primarily sold throughout the United States, Canada, and Brazil. In September 1998, the Company formed a wholly-owned subsidiary, Alcool, Inc., in Montgomery, Alabama, in order to expand its manufacturing capacity and product line (see Note 14).

       The financial information included herein has been prepared by the Company without an audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to rules and regulations of the Securities and Exchange Commission. However, the Company believes that the disclosures herein are adequate to make the information presented not misleading. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report. The information furnished reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The results for these interim periods are not necessarily indicative of results to be expected for the full year, due to seasonal factors, among others.

       Foreign Sales Corporation

        In June 1998, the Company formed a foreign sales corporation, Peregrine Global, Inc. in St. Thomas, U.S. Virgin Islands. This wholly-owned subsidiary was formed to take advantage of more favorable income tax rates on profits generated from export business. For the nine months ended June 30, 1999, approximately $1,454,000, in export sales were recorded under this provision and a sales commission of approximately $92,000 was earned by Peregrine Global, Inc.

2.     Summary of Significant Accounting Policies:

       Principals of Consolidation

       The consolidated financial statements include the accounts of Peregrine Industries, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

       Inventory

       Inventory consists primarily of pool heaters and raw materials and is valued at the lower of first-in, first-out (FIFO) cost or market.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

2.     Summary of Significant Accounting Policies, Continued:

       Property and Equipment

       Property and equipment are recorded at cost. Depreciation of equipment is computed on the straight line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are amortized using the straight line method over six years. This period represents the lesser of the lease term or the economic life of the leasehold improvements. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the statement of income. Repairs and maintenance are expensed as incurred.

       Bond Costs

       Costs associated with issuance of the Industrial Development Bonds are being amortized over the contractual life of the Bonds, which is 8 years. (See Note 7.)

       Income Taxes


       As required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), the Company applies an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are recognized based on the temporary differences between the financial reporting basis and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and changes during the period in deferred tax assets and liabilities. Effective April 1, 1998, pursuant to the Company's conversion from an S corporation to a C corporation, the Company accounted for income taxes in accordance with the provisions of SFAS 105.


       Management Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       Revenue Recognition

       Revenue is reported at the time products are shipped to customers.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

2.     Summary of Significant Accounting Policies, Continued:

       Currency Translation


       The assets and liabilities of the Company's canadian branch are generally translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are charged directly to accumulated other comprehensive loss as a separate component of stockholders' equity.


       Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the U.S dollar are included in the results of operations as incurred.

       On October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which established standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in stockholders' equity during a period from transactions from nonowner sources. Comprehensive income consists of net income and other comprehensive income, which includes all other nonowner changes in stockholders' equity.

       Net Income (Loss) Per Share

       During 1997, the Company adopted SFAS No. 128, which requires the presentation of both basic and diluted earnings per share. Basic net income (loss) per share is calculated by dividing net income after dividend requirements on preferred shares by the weighted average number of common shares outstanding during the period. Diluted net income per share is based on the weighted average common shares outstanding plus the additional common shares resulting from the conversion of convertible preferred shares and the exercise of stock options and warrants if such conversion was dilutive.

       Cash and Cash Equivalents

       For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       Stock Options

       The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25. "Accounting for Stock Issued to Employees". Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Restricted stock is recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant.

       Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.


       Research and Development Expense

       Research and development costs are charged to expense when incurred. For the nine months ended June 30, 1999 and 1998, research and development expense was approximately $204,000 and $185,000, respectively.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

3.     Inventory:

       Inventory consists of the following:

       Raw material                                             $1,459,314
       Work in process                                             274,018
       Finished goods                                              131,566
                                                                ----------

                                                                $1,864,898
                                                                ==========

4.     Property and Equipment:

       Property and equipment consist of the following:


       Furniture and fixtures                                   $   59,940
       Computer equipment                                           86,329
       Tooling at vendor                                            80,543
       Production equipment                                      2,919,704
       Leasehold improvements                                      133,037
       Construction in process (Note 14)                             8,223
                                                                ----------
                                                                 3,287,776
       Less accumulated depreciation and amortization             (265,968)
                                                                ----------


                                                                $3,021,808
                                                                ==========

5.     Line of Credit:

       In September 1998, the Company entered into a line of credit arrangement with a bank for $1,000,000. Borrowings against the line bear interest at 1% over prime rate, are collateralized by accounts receivable, inventory and property and equipment, and are personally guaranteed by a stockholder of the Company. The line of credit expires in September 1999. At June 30, 1999, the outstanding balance on this line of credit was $956,000.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

6.     Bank Term Loan:

       In October 1998, the Company borrowed $1,500,000 under a seven year term loan agreement with interest at 8.75%. The loan requires monthly principal and interest payments of $24,053, and borrowings are collateralized by substantially all equipment located at Alcool, Inc. The Company is required to maintain certain levels of current ratios, debt to equity comparisons, and similar balance sheet relationships. In addition, the loan is guaranteed by a stockholder of the Company, and the Company must maintain a $1,000,000 life insurance policy on such stockholder.


       The Company was in default of certain of the above covenants at June 30, 1999. As a result of such default, the lender may exercise its right to declare all unmatured obligations immediately due and payable. Accordingly, the balance outstanding of $157,539 has been classified as a current liability in the accompanying consolidated balance sheet (see Notes 7 and 16).


7.     Industrial Development Bonds:


       On March 8, 1999 the Industrial Development Board of the City of Montgomery, Alabama issued $2,460,000 aggregate principal amount of Variable/Fixed Rate Industrial Development Revenue Bonds, Series 1999 (the "Bonds"). The proceeds from the Bonds were used for long-term financing for acquisition of production equipment for Alcool, Inc., the Company's subsidiary in Alabama (see Note 14), and for partial repayment of the bank term loan.


       The Bonds were issued pursuant to a Trust Indenture dated February 1, 1999 and maturing on February 1, 2007. Interest is payable monthly at a variable weekly rate based on the average rate for similar issues as determined by the remarketing agent. The rate at June 30, 1999 was 3.9%.

       As a collateral of the Bonds, the Company executed a Mortgage Security Agreement and Assignment of Rents and Leases dated as of February 1, 1999 in favor of the bank, whereby the bank was granted a mortgage on and security interest in the acquired production equipment and an assignment of the interest of the Lessee under the Lease Agreement.

       The Bonds were also backed by a letter of credit with an original amount of $2,503,809, issued by SouthTrust Bank, National Association which expires on February 15, 2007, unless certain events ensue earlier, as provided by the Letter of Credit Agreement.

       In addition, the president of the Company has executed an Individual Guaranty Agreement dated as of February 1, 1999 with an assignment of life insurance of the Individual Guarantor in an amount not less than $75,000 and the Company's foreign subsidiary (see Note 1) has executed a Corporate Guaranty Agreement dated February 1, 1999.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

7.     Industrial Development Bonds, Continued:


       As discussed in Note 6, the Company was in default of certain financial covenants under its Term Loan. Under the terms of the Bonds, due to the default of the Company's Term Loan, the Bonds are considered in default. Accordingly, the outstanding balance has been reclassified to current liabilities (see Note 16).


       The redemption of the Bonds shall be in accordance with the following schedule:

       Redemption date                          principal amount
          (June 1)                               to be redeemed
          --------                              ----------------

           2000                                   $   295,000
           2001                                       310,000
           2002                                       330,000
           2003                                       350,000
           2004                                       370,000
           2005                                       390,000
           2006                                       415,000
                                                  -----------
                                                  $ 2,460,000
                                                  ===========

8.     Commitments and Contingency:

       In September 1996, the Company entered into a three year lease for an operating facility located in Deerfield Beach, Florida. During June 1998, the Company extended that lease through August 2003 and entered into a new lease through the same date for additional space in the same industrial complex.


       In December 1998, a subsidiary, Alcool, Inc., entered into a five year lease for approximately 81,000 square foot plant in Montgomery, Alabama, to manufacture coils for both internal use and sale to non-affiliates. (See Note 14). This lease, which is guaranteed by the Company, provides one five year renewal option.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

8.     Commitments and Contingency, Continued:


       Future minimum lease payments for these operating leases as of June 30, 1999 are approximately as follows:

       2000                                                    $   400,342
       2001                                                        407,078
       2002                                                        414,139
       2003                                                        421,553
       2004                                                        181,359
                                                               -----------

                                                               $ 1,824,471
                                                               ===========

       Rent expense recorded under the above leases for the nine months ended June 30, 1999 was approximately $289,000.


       During 1997, the Company entered into a license agreement with a stockholder of the Company related to certain patent rights owned by such stockholder. Pursuant to the terms of the license agreement, the Company agreed to pay the stockholder a royalty of $10 on each unit sold which utilizes the patented technology through 2014. In connection with a private placement offering of common stock in April 1998, the stockholder assigned the patent rights to the Company and terminated this license agreement. In connection with this action, the Company agreed to assume responsibility for such stockholder's obligation to pay a $2 per unit royalty to a former shareholder and co-inventor. As of June 30, 1999, six such units had been sold and royalty payments had been made accordingly.

9.     Significant Customers:


       In the ordinary course of business, the Company extends credit to its customers after completing a credit analysis based on certain financial and other criteria. Credit risk of certain foreign customers is minimized through the purchase of insurance policies. Insurance is obtained on a specific customer basis based upon the creditworthiness of the respective customer as well as projected sales volume. At June 30, 1999 and 1998, there was $452,273 and $829,621, respectively, in accounts receivable related to foreign customers of which $236,837 and $496,170, respectively, was covered by credit insurance. At June 30, 1999, one Brazilian and one United States customer accounted for 25% and 35%, respectively, of accounts receivable. Such customers also accounted for 19% and 51%, respectively, of net sales for the nine months ended June 30, 1999.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

10.    Savings Incentive Match Plan for Employees:


       The Company sponsors a Savings Incentive Match Plan for Employees (SIMPLE IRA) for substantially all employees. Under terms of the plan, employees may contribute any amount and the Company will match such contributions up to 3% of the employee's annual compensation. During the nine months ended June 30, 1999, the Company incurred expenses of approximately $8,000 under the plan.


11.    Net (Loss) income Per Common and Common Equivalent Share:

       The calculation of basic and diluted net (loss) income per share for the nine months ended June 30, 1999 and 1998 are as follows:

                                                     Nine Months Ended June 30,
                                                    ---------------------------
                                                      1999               1998
                                                      ----               ----
                                                            (Unaudited)
       Basic net income per share:

         Net (loss) income                         $  (638,400)    $    976,398


         Cumulative preferred dividend                  25,062                -
                                                   ----------------------------
         (Loss) income applicable to common stock     (613,338)         976,398
                                                   ============================

         Weighted average common shares
           outstanding                              13,760,000       13,086,667
                                                   ============================

         Basic net (loss) income per share         $      (.04)    $        .07
                                                   ============================

       Diluted net income per share:

         Weighted average common shares
           outstanding                                       -       13,086,667
                                                   ============================

         Stock options                                       -                -
                                                   ============================

         Weighted average common and potential
           common shares outstanding                         -       13,086,667
                                                   ============================

         Loss (income) applicable
           to common stock                         $         -     $    976,398
                                                   ============================

         Diluted net income per share              $         -     $        .07
                                                   ============================

       Options to purchase common shares and the conversion of preferred shares were not included in the computation of diluted loss per shares as the effect would have been anti-dilutive.

12.    Stock Options:

       Pursuant to the terms of an employment agreement, a stockholder has been given the opportunity to earn certain stock options based upon the future performance of the Company. During the two year option period beginning with fiscal year ending September 30, 1998, and continuing through fiscal year ending September 30, 1999, the stockholder will be entitled to be granted one option to purchase one share of the Company's common stock for each $3.20 of cumulative net income, as defined, the Company reports in excess of $2,000,000 during the two year period, up to a maximum of 250,000 options. The options earned will be computed and granted quarterly, and the exercise price of these options will be the quoted market price of the Company's common stock at the end of each quarter when earned. After reporting cumulative net income of $2,800,000, additional net income, if any, during the two year period will be accumulated toward the next threshold of $8,000,000. Thereafter, the stockholder will be entitled to be granted one option to purchase one share of the Company's common stock for each $5 of net income, as defined, the Company reports in excess of $8,000,000 up to a maximum of 250,000 options with the exercise price being the quoted market price of the Company's common stock on September 30, 1999. Options will be exercisable for five years from the date of the grant. At June 30, 1999, no options have been granted under this agreement.

       In connection with a private placement offering of common stock in April 1998, the Company adopted a qualified stock option plan and reserved an aggregate of 1,000,000 shares of common stock for issuance pursuant to options granted under the Plan. Options granted under the Plan may either be qualifying incentive options or non-qualifying options.

       The Company has granted non-qualified options to certain key employees to purchase an aggregate of 65,000 shares of common stock at an exercise price equal to quoted market price at the date of grant. Options for 26,000 shares vested immediately and the remainder vest annually through May 2002. At June 30, 1999, none of the options have been exercised.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

12.    Stock Options, Continued:

       In October 1998, the Company added an outside director to its Board of Directors. In addition to normal director's fees and expenses, the director was granted an option to purchase 100,000 shares of the Company's common stock at $1.00 per share with 25,000 shares vesting concurrent with the grant and 25,000 shares vesting on each of the first three anniversary dates of the grant. The options expire in October 2003. In accordance with Accounting Principles Board

       Opinion No. 25, "Accounting for Stock Issued to Employees," to the extent that a stock option price is less than the quoted market price of the stock as of the measurement date, such difference is compensation to the optionee and an expense to the Company. The quoted market price was $1.93 on the first vesting date in October 1998; accordingly, the Company incurred a charge to income in the amount of $23,250. Additional charges to income for compensation are being accrued over the vesting period.

       Information regarding the above options for the nine months ended June 30, 1999 is as follows:

                                                             Shares

       Options outstanding, October 1, 1998                   65,000
       Options granted                                       100,000
                                                             -------

       Options outstanding, June 30, 1999                    165,000
                                                             -------

       Options exercisable, June 30, 1999                     51,000
                                                             -------

       Weighted average exercise price, October 1, 1998      $  1.00

       Weighted average exercise price, June 30, 1999        $  1.00


       All shares of stock issued upon the exercise of options granted pursuant to the employment agreement or stock option plan described above, shall be "restricted securities" as that term is defined in Rule 144 of the Securities Act of 1933.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

13.    Warrants:

       In April 1998, the Company entered into a Financial Advisory/ Investment Banking Agreement with the private placement offering Placement Agent wherein the Placement Agent will provide the Company certain investment banking and consulting services related to corporate financial matters. The terms of this 24 month agreement provide that the Placement Agent will receive a monthly fee of $3,000 for the first six months of the agreement, a monthly fee of $5,000 for the next six months, and thereafter, a monthly fee of $6,000 for the remaining 12 months of the Agreement, plus reimbursement for any reasonable expenses incurred. For the nine months ending June 30, 1999, the Company recorded consulting services of $45,000 under this Agreement.


       In addition, the Company has agreed to sell to the Placement Agent, or its designees, for nominal consideration, warrants to purchase from the Company an aggregate of 100,000 shares of common stock at a purchase price of $1 per share. At June 30, 1999, no warrants have been exercised.


14.    New Manufacturing Subsidiary:

       In September 1998, Alcool, Inc. was formed as an Alabama corporation. This wholly-owned subsidiary will manufacture certain proprietary components that replace those previously purchased from outside sources. Such components are for use by the Company as well as for sale to customers. As of June 30, 1999, production equipment costing approximately $2,100,000 and product raw materials costing approximately $128,000 had been purchased for that operation; purchase commitments for additional equipment totaling approximately $202,000 were outstanding at June 30, 1999. Costs incurred in connection with putting this new plant into operation have been classified as pre-operating costs on the accompanying statement of loss.

15.    Comprehensive Income:

       For the Company, other comprehensive income consists of a foreign currency translation adjustment that amounted to $474 for the nine months ended June 30, 1999. Accumulated other comprehensive loss at June 30, 1999 amounted to $51,646. The cumulative adjustment amount previously reported as a separate component of stockholders' equity is now included in accumulated other comprehensive loss in the consolidated balance sheet.

Peregrine Industries, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

16.    Debt Covenant Violations:

       As discussed in Notes 6 and 7, the Company is currently in violation of certain of its covenants associated with its Industrial Development Bond and Bank Term Loan. Accordingly, such obligations have been reclassified into current liabilities. As a result of its covenant violations, such debt obligations could be called on demand. However, it is uncertain as to whether the Company will be able to repay the debt obligations on demand, refinance them with its current lenders or obtain other sources of financing. The inability of the Company to repay or refinance its debt obligations could have a material adverse impact on the Company's financial condition.

                                 * * * *


                                    PART III


ITEM 1.                    INDEX TO EXHIBITS
                                                                                      Sequential
Exhibit                    Description of Document                                     Page No.
-------                    -----------------------                                    ----------
3(i)                       Articles of Incorporation, as amended of
                           Peregrine Industries, Inc.(1)
3(ii)                      By-Laws of Peregrine Industries, Inc.(1)
4(i)                       Form of Placement Agent Warrant(1)
4(ii)                      Credit Agreement among Alcool, Inc., Peregrine
                           Industries, Inc. and Southtrust Bank, National
                           Association dated February 1, 1999(1)
4(iii)                     Corporate Guaranty Agreement dated as of
                           February 1, 1999 by Peregrine Global, Inc. in
                           favor of Southtrust Bank, National Association(1)
4(iv)                      Bond Purchase Agreement dated March 5, 1999(1)
4(v)                       Bond Guaranty Agreement dated February 1, 1999
                           by Alcool, Inc. in favor of Southtrust Bank,
                           National Association, as Trustee(1)
4(vi)                      Irrevocable Letter of Credit No. SB 2009 dated
                           March 8, 1999(1)
4(vii)                     Mortgage Security Agreement, and Assignment of
                           Rents and Leases from The Industrial Development
                           Board of the City of Montgomery and Alcool, Inc.
                           to Southtrust Bank, National Association dated as
                           of February 1, 1999(1)
10(i)                      Employment Agreement between Peregrine
                           Industries, Inc. and Merrill A. Yarbrough(1)
10(ii)                     Employment Agreement between Peregrine
                           Industries, Inc. and Howard E. Cobb(1)
10(iii)                    Placement Agent Agreement between Peregrine
                           Industries, Inc. and Noble International Investments, Inc.(1)
10(iv)                     Lease Agreement dated December 9, 1998 by and between Industrial
                           Partners and Alcool, Inc.(1)
10(v)                      Lease Agreement by and between Principal Mutual Life Insurance
                           Company and Peregrine Industries, Inc. and First Amendment to the
                           Lease Agreement by and between Principal Mutual Life Insurance
                           Company and Peregrine Industries, Inc.(1)
10(vi)                     Letter Agreement dated October 8, 1996 executed by Trammell Crow
                           Company and Peregrine Industries, Inc.(1)
10(vii)                    1998 Stock Option Plan(1)
21                         Subsidiaries of the Registrant(1)

(1)  Previously filed

                                   SIGNATURES


                 In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment No 1. to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                         PEREGRINE INDUSTRIES, INC.

                         By: /s/ Merrill A. Yarbrough
                         -------------------------------------------------------
                         Merrill A. Yarbrough, Chairman, Chief Executive Officer and President



Date: November 10, 1999


                                       27